China Pharma Holdings, Inc.

Second Floor, No. 17, Jinpan Road

Haikou, Hainan Province, China, 570216

September 8, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Attn: Dillon Hagius and Joe McCann

Re:	China Pharma Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-34471

Dear Messrs. Hagius and McCann:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated July 25, 2023 (the “Comment Letter”), to China Pharma Holdings, Inc (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 30, 2023 (the “Original Form 10-K”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company. Amendment No. 1 to the Form 10-K/A (the “Amended 10-K”), furnished hereto as Annex A, is for the purpose of demonstrating the proposed revised disclosure. Once the comments are cleared, with the permission of the Staff, to the extent applicable, the Company will incorporate such disclosure to the upcoming Annual Report on Form 10-K for the year ended December 31, 2023 to be filed with the Commission publicly.

Form 10-K for Fiscal Year Ended December 31, 2022

Part I

Item 1. Business, page 1

1.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Amended 10-K.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 5 of the Amended 10-K. Disclosure regarding data security has been previously disclosed on pages 34 and 35 of the Original Form 10-K.

3.	Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Amended 10-K.

4.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiary conducts operations in China.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended 10-K.

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that subsidiaries have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Amended 10-K. Restrictions and limitations on its ability to distribute earnings from its subsidiaries in China has been previously disclosed on pages 14, 32, 39 and 40 of the Original Form 10-K.

6.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Amended 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

7.	Please address the following regarding your accounts receivable and related allowance for doubtful accounts:

●	Tell us and revise to clearly state your write-off policy. Identify the point in time at which you write off a receivable, including the extent to which write-offs are made on a specific versus general basis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Amended 10-K.

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●	To the extent you do conduct write-offs of uncollectible accounts receivables, explain why write-offs are not separately quantified in your roll forward of the allowance at the top of page 50.

Response: In response to the Staff’s comment, other than additional disclosure on pages 51 and 52 of the Amended 10-K, the Company notes to the Staff that the Company has no write-off in fiscal years ended December 31, 2022 and 2021.

●	You provide an aging distribution breakdown at the bottom of page 50 for four different aging segments of your receivable portfolio by percentage. Revise to provide a similar aging distribution both for your gross accounts receivables as well as your allocated allowance for doubtful accounts in dollars.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the Amended 10-K.

●	You disclose on page 50 that deferred payments to pharmaceutical companies by state-owned hospitals and local medicine distributors are common. Revise to discuss the relative collectability of receivables separately from each of these customer classes and to discuss the extent to which your allowance methodology differentiates between these customers. Identify any other significant customer classes.

Response: In response to the Staff’s comment, other than additional disclosure on page 51 of the Amended 10-K, the Company notes to the Staff that deferred payments by state-owned hospitals and local medicine distributors is the reason for the Company’s relatively long credit term, as the customers’ payments to the Company are contingent on their receipt of the payments from state-owned hospitals and local medicine distributors. The Company, through its wholly owned subsidiary, Helpson, a GMP certified drug manufacturer, can directly sell its own drugs to hospitals. However, Helpson, like most other pharmaceutical companies, sells substantially all of its drugs products to hospitals through local GSP (Good Supply Practice) certified drug distributors. As there is only one class of customers, the Company adopts a unified policy for bad debt allowance reserves.

●	To the extent state-owned hospitals reflect a different collectability pattern from local medicine distributors, consider breaking out your aging distribution between these two customer types, and provide a breakdown of revenue by customer class.

Response: In response to the Staff’s comment, the Company notes to the Staff that as its main customers are drug distributors, not state-owned hospital, the Company adopts a unified policy for bad debt allowance reserves and collectability pattern.

●	To the extent you do not receive payments on receivables from state-owned hospitals, discuss the way you determine such payments are omitted due to credit quality issues versus other reasons such as pricing discounts, contractual adjustments, or other allowance adjustments to revenue.

Response: In response to the Staff’s comment, the Company notes to the Staff that as answered in previous responses, the Company’s main customers are drug distributors, not state-owned hospitals, therefore, the Company does not receive payments directly from hospitals.

●	Tell us the reasons for the fluctuations in your allowance as a percentage of accounts receivable and the reasons for the changes in your negative bad debt expense for the periods presented. Revise accordingly to more clearly address such fluctuations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the Amended 10-K.

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General

8.	Prominently disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4 and 5 of the Amended 10-K. Risks related to the service of process, enforceability of foreign judgements, and corporate structure have been previously disclosed on pages 31 of the Original 10-K.

9.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company has disclosed the material impact on the PRC government’s policy over its operation of the business such as under the risk factors of “If we fail to develop new products with profit margins and our high-profit-margin products are replaced by competitors’ products, then our gross and net profits margins will be adversely affected” on page 20 and “Reimbursement may not be available for our products, which could diminish our sales or affect our ability to sell our products profitably” on page 21, it discussed the impact of the National Essential Drug List and reimbursement policies on the Company’s products’ price and gross profits. Please feel free to point out to us should the Staff believe there is anything the Company need be mindful when using the term “control”.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at hellen@chinapharmaholdings.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Zhilin Li
Name:	Zhilin Li
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.

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Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K/A

Amendment No. 1

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________

Commission file number: 001-34471

China Pharma Holdings, Inc.

(Exact name of registrant as specified in its charter)

Nevada	73-1564807
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Second Floor, No. 17, Jinpan Road

Haikou, Hainan Province, China 570216

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including the area code: (011) 86 898-6681-1730

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CPHI	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and ask price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter: $10,601,665 as of June 30, 2022, based on the closing price of $2.15 of the Company’s common stock on such date.

The number of outstanding shares of the registrant’s common stock on March 24, 2023, was 8,458,094.

Documents Incorporated by Reference: None.

Explanatory Note

The Amendment No. 1 on Form 10-K/A (this “Amendment”) is currently subject to the review of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) and is not filed publicly until all the proposed amended disclosure is cleared of the comments from the Staff and with the permission of the Staff, to the extent applicable, China Pharma Holdings, Inc. will have the revised disclosure incorporated into the Annual Report on Form 10-K for the year ended December 31, 2023 to be filed with the Commission.

This Amendment is to amend and supplement the Form 10-K for the year ended December 31, 2022, filed with the Commission on March 20, 2023 (the “Form 10-K”), to agree with the Company’s responses to the SEC Staff’s comments dated July 25, 2023. The supplementary disclosure does not affect any numbers in our financial statements contained in the Form 10-K.

FORM 10-K ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2022

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FORWARD-LOOKING STATEMENTS

The statements contained in this report with respect to our financial condition, results of operations and business that are not historical facts are “forward-looking statements”. Forward-looking statements can be identified by the use of forward-looking terminology, such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “seek”, “estimate”, “project”, “could”, “may” or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader of the forward-looking statements that any such statements that are contained in this report reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employees, and general business factors affecting our operations, markets, growth, services, products, licenses and other factors, some of which are described in this report including in “Risk Factors” in Item 1A and some of which are discussed in our other filings with the SEC. These forward-looking statements are only estimates or predictions. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of risks facing our company, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. All written and oral forward looking statements made in connection with this report that are attributable to our company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by applicable law or regulation.

Notwithstanding the above, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) expressly state that the safe harbor for forward-looking statements does not apply to companies that issue penny stock. If we are ever considered to be an issuer of penny stock, the safe harbor for forward-looking statements may not apply to us at certain times.

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PART I

ITEM 1. BUSINESS

Overview

China Pharma Holdings Inc. (the “Company” or “China Pharma”) is not a Chinese operating company, but a Nevada holding company with all the operations conducted by its indirectly wholly owned subsidiary, Hainan Helpson Medical and Biotechnology Co., Ltd. (“Helpson”, or the “operating entity”) in China (China Pharma and its subsidiaries, collectively, “we”, “us”, or “our”). We are principally engaged in the development, manufacture and marketing of pharmaceutical products for human use in connection with a variety of high-incidence and high-mortality diseases and medical conditions prevalent in the People’s Republic of China (the “PRC”). All of our operations are conducted in the PRC, where our manufacturing facilities are located. We manufacture pharmaceutical products in the form of dry powder injectables, liquid injectables, tablets, capsules, and cephalosporin oral solutions. The majority of our pharmaceutical products are sold on a prescription basis and all of them have been approved for at least one or more therapeutic indications by the National Medical Products Administration (the “NMPA”, formerly China Food and Drug Administration, CFDA) based upon demonstrated safety and efficacy.

As of December 31, 2022, ~~we~~Helpson, manufactured 19 pharmaceutical products for a wide variety of diseases and medical indications, each of which may be classified into one of three general categories:

●	Basic generic drugs, which are common drugs in the PRC for which there is a very large market demand;

●	First-to-market generic drugs, which are generic western drugs that are new to the PRC marketplace; or

●	Modern Traditional Chinese Medicines, which are generally comprised of non-synthetic, plant-based medicinal compounds that have been widely used in the PRC for thousands of years. We apply modern production techniques to produce pharmaceutical products in different formulations, such as tablets, capsules or powders.

In selecting generic drugs to develop and manufacture, we consider several factors, including the number of other manufacturers currently producing this particular drug, the size of the market for that drug, the proposed or required method of distribution, the existing and expected pricing for that particular drug in the marketplace, the costs of manufacturing that drug, and the costs of acquiring or developing the formula for that drug. We believe that generic drugs we have always been selecting to manufacture have large addressable markets and higher profit margins relative to other generic drugs manufactured and distributed in the PRC.

In addition, ~~we manufactured~~Helpson manufactures comprehensive healthcare products and protective products.

~~We~~Helpson currently ~~own~~owns and ~~operate~~operates two production facilities in Haikou, Hainan Province, PRC. One has a construction area of 663.94 square meters, the other factory has two buildings with production area of 20,282.42 square meters and 6,593.20 square meters. We implement quality control procedures in this facility in compliance with the PRC’s Good Manufacturing Practices, or GMP standards, and applicable NMPA regulations to ensure consistent quality in our products.

The NMPA promulgated Good Manufacturing Practices for Pharmaceutical Products (2010 revised version) on February 12, 2011 (effective as of March 1, 2011) (the “Year 2011 GMP Standards”). The Year 2011 GMP Standards outlines the basic principles and standards for the manufacturing of pharmaceutical products and the management of quality controls in the pharmaceutical products manufacturing industry in the PRC. All of our production lines: tablets, capsules, dry powder, liquid injectables, solid oral solution Cephalosporins (specifically designated), are in full compliance with the Year 2011 GMP Standards. A newly revised Drug Administration Law (the “New Law”) came into effect on December 1, 2019. The New Law cancelled the GMP certification but impose the pilot inspection mechanism in the event that if any production line(s) does not satisfy any pilot inspection under the New Law, the production on such production line(s) could be suspended.

~~We market~~Helpson markets and ~~sell~~sells our products through 16 sales offices covering all major cities and provinces in the PRC. To comply with applicable Chinese laws relating to sales of prescription drugs to certain hospitals and clinics, we also use a distribution system comprised of over 1,000 independent provincial-level, city-level, and county-level distributors. Our sales system has further developed and expanded with the expansion of Chinese healthcare reform, and our 16 provincial offices deliver our products to basic health care institutions as well as tier two and tier three hospitals through the above mentioned distributors.

Our corporate organizational chart is set forth below.

Industry Background and Market Opportunities

According to the relevant data of the pharmaceutical manufacturing industry released by the National Bureau of Statistics of the ~~People's~~People’s Republic of China (“NBS”), as of July 2022, the cumulative value of the operating revenue of the pharmaceutical manufacturing industry in China was RMB1,609 billion, down 1.8% from the same period last year; The accumulated value of profit was RMB247 billion, down 30.7% from the same period last year. In the first half of 2022, due to the pressure of industry revenue affected by the COVID-19, thee costs was not reduced and the profit pressure was greater.

While fully enjoying the benefit of rigid demand, the development of the pharmaceutical industry is also under the pressure of medical insurance fee control. According to the data of NBS, the proportion of China’s population over the age of 65 has reached 14.9% by the end of 2022. With the gradual deepening of population aging, the demand continues to be strong, but the ensuing medical insurance pressure has also become the main theme of industrial policy changes in recent years.

On one hand, more and more people use medical insurance funds; on the other hand, fewer and fewer people pay premiums. Under this circumstance, population aging has become one of the main factors aggravating the imbalance of medical insurance fund. According to the latest Statistical Bulletin on the Development of National Medical Insurance in 2021 issued by NBS, the number of people participating in national basic medical insurance reached 1.36 billion in 2021, and the participation rate remained stable at more than 95%. According to the national medical security plan for the 14th five-year-plan issued by the General Office of the State Council of China on September 29, 2021, personal health expenditure only occupied 27.7% of the total health expenditure in 2020, and it is planned to remain to be at around 27% by 2025. This means that the vast majority of medical and health expenditure is being borne by the government and society. Under the background of medical insurance adjustment, domestic drug sales have also experienced great changes. The use of adjuvant drugs has gradually fallen out of favor, giving up the share of medical insurance funds for specialized drugs and tumor drugs with more clinical efficacy. Under such policies, pharmaceutical enterprises have to carry out innovation and transform. And the overall environment of deepening medical reform has greatly reduced the profits of generic pharmaceutical enterprises in China.

China National Healthcare Security Administration (“NHSA”) has gradually promoted volume-based procurement for the entire national market, therefore, pharmaceutical manufacturers have greatly reduced the price in order to win the bid. Since the start of procurement piloting in 11 cities in 2018, there have been eight rounds of practices, showing the following trend:

The market scale gradually expanded: from 11 pilot cities to 31 provincial regions in China.

The number and category of drugs involved increased: each batch expanded from about 30 in the early stage to about 60.

According to the information of the State Medical Security Administration, the seventh batch of national centralized procurement involves 60 drugs, and the average price of the selected drugs is expected to be reduced by 48%. According to the agreed purchase volume, it is estimated that a cost of RMB 18.5 billion can be saved per year. This has significantly reduced the price of drugs, thus significantly reducing the expenditure of the medical insurance fund. On February 21, 2023, the filling and reporting of drug information related to the eighth batch of national drug centralized procurement was officially launched. According to the published scope of drug filling, there are 41 varieties and 181 specifications of drugs entering this round.

We also have observed the continuous improvement in medical demand and consumption level in recent years, and the value of high-quality medicine with innovation and consumption attributes has become prominent. In addition, China’s State Council issued Some Policies and Measures on Accelerating The Characteristic Development of Traditional Chinese Medicine in February 2021. This policy proposes to follow the development law of traditional Chinese medicine (TCM);conscientiously sum up the experience and practice in preventing and treating of COVID-19 using TCM; promote the complementary and coordinated development of TCM and Western medicine.

Impact from the New Coronavirus Global Pandemic (“COVID-19”)

We continued to operate under the strict control and quarantine policies due to COVID-19 in 2022. Many places, including Haikou, the city where our headquarter and production facility is located, have experienced compulsory government quarantines and lock-down. In this environment, our ordinary production, procurement, sales, and logistics activities were under heavy negative pressure.

As the epidemic has entered the era of Omicron mutant, its infectivity has been greatly enhanced, but its pathogenicity has been significantly weakened. In addition, vaccination has been popularized and prevention and control experience has been accumulated. Some countries around the world have significantly loosed the epidemic prevention and control, and moved to a new stage of coexistence with the virus. Recently, ~~China's~~China’s epidemic prevention and control guidance has also been continuously optimized, which includes the end of zero-case policy.

On December 14, 2022, Director General of the World Health Organization (WHO) Tan Desai said that it was expected that the COVID-19 epidemic would no longer constitute a global health emergency sometime in 2023. From December 25, 2022, the ~~China's~~China’s National Health Commission of China will no longer release daily epidemic information. On December 26, 2022, the National Health Commission issued the Plan for ~~"~~“Class B disease and Class B Control~~"~~” of COVID-19 Infection (the “Plan”). The Plan clearly points out that the ~~"~~“COVID-19 infection~~"~~” will be adjusted from ~~"~~” Class B disease and Class A Control ~~"~~” to ~~"~~” Class B disease and Class B Control ~~"~~” from January 8, 2023, which is a major adjustment of ~~China's~~China’s COVID-19 epidemic prevention and control policy. At the same time, the Plan points out that quarantine infectious disease management measures will no longer be taken for people and goods entering the country. This means that ~~China's~~China’s prevention and control will focus on ~~"~~“protecting health and preventing severe diseases~~"~~” to minimize the impact of the epidemic on economic and social development.

Intercompany activities between the holding company and our subsidiaries

As of the date of this report, none of our subsidiaries has distributed any dividends to China Pharma, nor has China Pharma distributed any dividends to the investors. The tables below present cash flow transfer between China Pharma and Helpson, through China Pharma’s wholly owned subsidiary Onny Investment Limited (“Onny”) for the year ended December 31, 2022 and 2021.

For the year ended December 31, 2022
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	China Pharma (via Onny)	Helpson	1,300,000	For Helpson’s operations

For the year ended December 31, 2021
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	China Pharma (via Onny)	Helpson	3,000,000	For Helpson’s operations
2	Helpson (via Onny)	China Pharma	320,000	For the payment of the agent service fees of China Pharma

Consistency Evaluation for Generic Drugs

According to the disclosure of the State Drug Administration of China in May 2022: ~~China's~~China’s modern pharmaceutical industry started relatively late, and drug production is dominated by imitation. More than 95% of the chemical drugs approved for marketing are generic drugs, covering nearly 30 treatment fields such as cardio-cerebrovascular system, respiratory system, anti-tumor, anti-infection, etc., which basically satisfy public drug demand.

According to the requirements of the relevant documents of the State Council of China, in the reform of the review and approval system of drugs and medical devices, the state has listed the improvement of the quality of generic drugs as one of the important reform objectives. For the generic drugs that have been approved for marketing, the consistency evaluation shall be carried out in stages and batches according to the principle of consistency with the quality and efficacy of the original drug.

On January 17, 2019, the State Council released the “Pilot Program for the Centralized Procurement and Use of Drugs by the State Organization” (“the Program”). According to the Program, the trial drugs are selected from the generic drugs that have passed the consistency evaluation, and the state organizes the centralized purchase of drugs to reduce the drug price and reduce the burden of drug expenses on patients.

Our company has actively promoted the Evaluation process of several important products in 2022.

The PRC Legal System

Legal and Operational Risks Associated with Having the Majority of the Company’s Operations in the PRC

The PRC legal system is based on written statutes. The laws, regulations and legal requirements of China are relatively new and are often changing, and their interpretation and enforcement depend to a large extent on relevant government policy and involve significant uncertainties that could limit the reliability of the legal protections available to us.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services.

In addition, the enforcement of laws and regulations in China can change quickly with little advance notice. In 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. Any action by the Chinese government to exert more oversight and control over foreign investment in China-based companies could result in a material change in our operation, cause the value of our shares to significantly decline or become worthless, and significantly limit, or completely hinder our ability to offer or continue to offer our shares to investors and cause the value of such securities to significantly decline or be worthless.

We cannot predict the effects of future developments in government policy or the PRC legal system in general. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all, or may involve substantial costs and unforeseen risks.

CSRC Filing Requirements and Cybersecurity Review in the PRC

As China Pharma is already publicly listed in the U.S., the Trial Measures (as defined below) do not impose additional regulatory burden on us beyond the obligation to report to the CSRC any future offerings of our securities, or material events such as a change of control or delisting. In addition, we believe that we are not subject to cybersecurity review, since we (i) are not network platform operators engaging in data processing activities that affect or may affect national security; (ii) are not critical information infrastructure operators purchasing cyber products or services that affect or may affect national security; (iii) are not network platform operators with personal information data of more than one million users and do not need to obtain any permission or approval from the CAC in accordance with the New Measures for Cyber Security Review. See “Risk Factor - We are not required to submit an application to CSRC pursuant to the M&A Rules, nor are we subject to the cybersecurity review. However, based on the recent promulgation of the Trial Measures, which became effective on March 31, 2023, we may be required to complete the filing requirements when we have re-financing or any additional offerings in future” for more details.

Permissions and Approvals for Business Operation in the PRC

As of the date of this report, Helpson has obtained all the required permissions and approvals from PRC authorities that are required to approve its operations. Helpson has never failed to receive or maintain any permissions or approvals, nor were it rejected any such applications. However, the PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require Helpson to obtain additional permissions or approvals to operate business. Upon that time, we cannot assure we are able to receive such additional permissions and approvals on time. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, and these risks could result in a material adverse change in our operations and the value of our common stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The PRC’s Medical Insurance System

National Healthcare Security Administration (“NHSA”) issued the Statistical Bulletin on the Development of National Medical Security in 2021 (the “Bulletin”) on June 8, 2022. The Bulletin showed the total income of the national basic medical insurance (including maternity insurance) fund was RMB2.87 trillion in 2021, which represented an increase of 15.6% over the previous year. According to the Bulletin, 1.36 billion people had participated in the national basic medical insurance (hereinafter referred to as the basic medical insurance) by the end of 2021, and the participation rate was stable at more than 95%.

~~China's~~China’s medical insurance system reform has gone through a long process. At present, it has gradually realized a comprehensive and multi-level medical insurance system. After 2018, the establishment of the NHSA opened the prelude to a new stage of reform, and the rules and procedures of the adjustment of the medical insurance catalogue and the national medical insurance negotiation have been gradually improved. From the beginning of the negotiation in 2017, five rounds of negotiation access have been completed by December 2022, and then once a year.

Medical insurance is the largest medical service purchaser in China. Entering the Medical Insurance Catalogue (the “MIC” or the “Catalogue”) will greatly help speed up the large-scale sales of drugs. The list of the MIC drugs was born in the first edition of the list in 2000, revised for the first time in 2004, adjusted for the second time in 2009, and then remained unchanged for 8 years, significantly affecting the availability of drugs and the efficiency of fund use. The Ministry of Human Resources and Social Security issued the Notice on Publicly Soliciting Opinions and Suggestions on Establishing and Perfecting the Dynamic Adjustment Mechanism of the Drug Catalog of Basic Medical Insurance, Industrial Injury Insurance and Maternity Insurance in April 2017, which gradually established the dynamic adjustment mechanism. Starting from 2020, it is planned to update the MIC every year. The average time interval between obtaining approval and completing the formalities for entering the medical insurance list through negotiation was 6.5 years in 2017, while it was reduced to 1.3 years in 2021.The frequency of products entering the MIC has greatly accelerated. In the face of increasing medical and health demand and increasing medical insurance pressure, how to efficiently use medical insurance funds has become the focus of the adjustment of the Catalogue in recent years. The latest version of the MIC was officially implemented on March 1, 2023. 111 new drugs were added to the Catalogue, and the average price of drugs newly admitted through negotiation and bidding decreased by 60.1% compared to the average price of drugs before the entering of MIC. The total number of drugs in the latest version of the Catalogue reached 2,967, including 1,586 western medicines and 1,381 traditional Chinese patent medicines and simple preparations; There are still 892 kinds of traditional Chinese medicine without adjustment.

National medical insurance negotiation: In 2015, China first proposed the general idea of centralized and classified drug procurement, and the drug price negotiation was also started. The negotiation for the pilot procurement led by the National Health and Family Planning Commission was launched at the end of the same year, which also provided practical experience for the subsequent national health insurance negotiation. After the establishment of the NHSA in 2018, the NHSA will formulate and implement the rules of the medical insurance catalog access negotiation. Up to now, five batches of national medical insurance negotiations have been completed, and the sixth negotiation in 2022 was completed on January 2023. Compared with previous years, the number of drugs participating in this medical insurance negotiation has increased significantly. According to the list previously released by the NHSA, 343 drugs have passed the formal review this year, including 198 new varieties of drugs outside the Catalogue and 145 new varieties of drugs in the Catalogue. In addition, there are many kinds of anti-cancer drugs, high-value rare disease drugs and other major disease drugs participating in this ~~year's~~year’s negotiations.

We believe that under the background of national medical insurance cost control, centralized procurement of drugs and medical insurance negotiation should be the new norm.

Centralized Procurement of Drugs (CPD)

Since November 2018, ~~China's~~China’s national centralized procurement with volume has basically maintained the pace of two batches a year, and eight batches have been carried out. Six batches of chemical drugs have been completed, one batch of biological drugs (insulin) has been completed, and the batch of traditional Chinese medicine is still in progress. With the continuous promotion of the reform of CPD, the price of medicine has been squeezed. The average price of the first six batches of centralized purchase was reduced by 53%, and the cumulative decrease in drug costs was more than RMB260 billion.

In 2022, the policy of ~~"~~“Increasing the Speed and Expanding the Coverage~~"~~” will continue to be promoted in the field of centralized drug procurement: it is required to strive for the number of drug varieties to reach ~~"~~“100~~+"~~+” in each province, and the number of generic names of drugs purchased by the state and local governments in each province will reach ~~"~~“350~~+".~~+”. Under the new requirements, both national and local volume-based procurement are accelerating, and the seventh batch of national procurement has been successfully completed and implemented. The average price of the seventh batch of CDP was reduced by 48%, which is expected to decrease drug cost by RMB18.5 billion annually.

Our Strategy

We believe that the pursuit of innovation is imperative for providing the basic medical solutions needed by the majority of patients. We are passionate about protecting human health, and we always adhere to the highest standards of ethics and integrity to fulfill our firm commitment to our customers and patients.

We believe we are well-positioned in a comparatively steadily growing industry in one of the fastest-growing economies in the world. With China’s per capita GDP exceeding US$12,000 in 2022, consumption structure upgrade, and the establishment of a high-quality health care system has become one of the most important tasks. We currently manufacture a number of off-patent branded generic drugs. Our diverse portfolio of products and new product pipelines include products for high-incidence and high-mortality conditions in the PRC, such as cardiovascular, central nervous system (“CNS”), infectious, and digestive diseases. We launched several epidemic prevention products such as medical masks, surgical masks, KN95 masks, and N95 masks, and wash-free sanitizers since the outbreak of COVID-19 at year end 2019. In addition, we continue to explore comprehensive healthcare market after the launch of Noni enzymes in 2018. China has entered a post epidemic era with the end of the dynamic zero-COVID policy since December 2022. we will actively explore various health solutions for long-COVID in this environment.

Consistency evaluation of our current existing major products will be the focus of our strategy in the near future. The consistency evaluation of generic drugs will improve Chinese generic drugs quality and eliminate unqualified enterprises, so that high-quality generic drug companies are expected to benefit from it. Consistency evaluation, together with the centralized drug procurement, are optimizing the competitive landscape of the Chinese pharmaceutical industry. We believe that the market space and growth potential for Chinese generic drugs are huge.

A series of medical reform policies introduced in recent years has profound and far-reaching impact on pharmaceutical companies. Therefore, early considerations of the transformation and upgrading, as well as product positioning become very important. Based on more than twenty-year experience in R&D, production and marketing experiences, and our market insights, we have decided to gradually adjust our strategy to produce generic and innovative drugs with high value in pharma-economics, good clinical efficacy and market differentiation. These include drugs that treat chronic diseases prevalent in China, such as geriatric diseases, cancers, and nutritional products.

In addition, as another direction of strategic development, we will actively explore digital interactive healthcare solutions on the Internet. After the advent of the Internet era, marketing is no longer a vertical down logical relationship, but a decentralized form of interconnection. We will proactively adjust our business focus and allocate resources to meet market development preferences, provide a more convenient user experience, better standard treatment plans, and bring higher patient satisfaction.

Our objective is to leverage our expertise in the PRC for the development, manufacture and commercialization of pharmaceutical products. We intend to achieve this objective by:

Promoting Our Existing Brands to Increase Our National Recognition. We intend to support and grow the existing recognition and reputation of our brands and to maintain our branded pricing strategy through continued sales and marketing efforts through our production lines. To achieve this goal, we plan to promote the efficacy and safety profile of our established prescription pharmaceutical products to physicians at hospitals and clinics in all provinces of PRC through the efforts of our sales force, independent distributors and educational physician conferences and seminars.

Promoting the progress of consistency evaluation of our current existing main products. We intend to cope with the latest policies and the GPO requirements. We aim to make efficient use of our existing human and material resources, and strive to create favorable conditions for product sales and international development through gaining a favorable result in the consistency evaluation.

Exploring on the consumption healthcare market. Consumption healthcare generally refers to products or services that have certain medical features and can bring health improvement to consumers, but are mainly paid by individuals (less dependent on medical insurance) and have brand effect. We have observed that it has become a high growth field in recent years. It is not limited by medical insurance, and has low penetration rate and high growth. It covers the fields of consumption of traditional Chinese medicine, physical examination, health care, rehabilitation and so on. We will continue to actively explore this niche market.

Expanding Our Distribution Network to Increase Market Penetration. We intend to expand our reach beyond our current 16 offices in the PRC to drive additional growth of our existing and future products. We currently contract with over 1,000 distributors in the PRC and plan to expand on these relationships to target new markets. We will continue our conservative sales strategy of increased cooperation with customers with reliable accounts receivable collection performance. In addition, we plan to continue to broaden our marketing efforts outside of major cities in the PRC and to increase our market penetration in cities and rural areas where we already have a presence. Over the long term, we also intend to expand our presence beyond the PRC to international markets by working with international pharmaceutical companies to cross-sell our products.

Explore CDMO services. Since the State Council of China issued The Pilot Scheme of Drug Marketing License Holder System in 2016, we have been actively exploring the CDMO market, especially in the field of high-end manufacturing. We will focus on developing CDMO of pharmaceutical preparations required in the whole life cycle from preclinical, clinical trials, scale-up manufacturing to drug marketing. Make full use of our more than two decades of whole process experience in China’s pharmaceutical industry to engage in pharmaceutical formula research, development, NMPA production application, industrialization and commercialization. We strive to achieve internal and external coordination and complement each other’s resources and advantages.

Acquiring Complementary Products Lines, Technologies, Distribution Networks and Companies. We intend to selectively pursue strategic acquisition opportunities that we believe will grow our customer base, expand our product lines and distribution network, enhance our manufacturing and technical expertise or otherwise complement our business or further our strategic goals. Pursuing strategic acquisitions is a significant component of our growth strategy. The Company has not identified any strategic acquisition opportunities as of the date of this report on Form 10-K.

Products

We currently have a product portfolio of 22 products, including 19 pharmaceutical products that address a wide variety of diseases and medical indications, and the remaining are comprehensive healthcare and protective products. All of our pharmaceutical products have demonstrated safety and efficacy in clinical trials sufficient to obtain approval by the NMPA and are sold on a prescription basis. The following table summarizes the approved indications for our marketed products and the year in which each of such products was first marketed to our customers.

		Year of
		Commercial
Product	Indication	Launch

Central Nervous System (CNS) and Cerebral-Cardiovascular Diseases

CerebroproteinHydroloysate Injection	Memory decline and attention deficit disorder caused by the sequela of craniocerebral trauma and cerebrovascular diseases.	1996

Gastrodin Injection	Tiredness, loss of concentration, poor sleep, and traumatic syndromes of the brain, including vertigo, neuralgia and headaches.	2005

Propylgallate for Injection	Cerebral thrombosis, coronary heart disease and complications after surgery such as thrombus deep phlebitis.	2006

Ozagrel Sodium for Injection	Acute thrombotic cerebral infarction and dyskinesia associated with cerebral infarction	2006

Alginic Sodium Diester Injection	Ischemic heart disease, cerebrovascular diseases (cerebral thrombosis, cerebral embolism and coronary heart disease) and high lipoprotein blood disease.	2006

Bumetanide for Injection	Various edema diseases (including those associated with heart failure, hepatic cirrhosis, nephropathy, and pulmonary edema), hypertension, acute renal failure, hyperkalemia, hypercalcemia and for the rescue from acute drug poisoning.	2007

Candesartan	Hypertension	2013

Anti-infection and Respiratory Diseases

Roxithromycin Dispersible Tablets	Pharyngitis and tonsillitis caused by Streptococcus pyogenes; sinusitis, tympanitis, acute and chronic bronchitis caused by acute bacterial infection, Mycoplasma pneumonia and Chlamydia pneumoniae; urethritis and cervical infection caused by chlamydia trachomatis; skin soft tissue infection caused by sensitive bacteria.	1995

Cefaclor Dispersible Tablets	Tympanitis, lower respiratory tract infection, urinary tract infections and skin/skin tissue infection.	2002

Cefalexin Capsules	Acute tonsillitis caused by sensitive fungi, airway infections, such as pharyngitis, otitis media, nasal sinusitis and bronchitis; pneumonia, respiratory tract infection, urinary tract infections and skin soft tissue infections.	2002

Andrographolide	Detoxification, antibacterial and anti-inflammatory. For sore throat caused by upper respiratory tract infection	2003

Clarithromycin Granules and Capsules	Nasopharynx infection, lower respiratory tract infection, skin tissue infection, acute tympanitis and mycoplasma pneumonia caused by clarithromycin susceptible organisms; urethritis and cervical infection caused by chlamydia trachomatis; and the treatment of legionella infection, mycobacterium avium complex (MAC) infection and helicobacter pylori infection.	2004

Naproxen Sodium and PseudophedrineHydrochlorida Sustained Release Tablet	Relieves cold, sinus and flu symptoms, blocked nose caused by anaphylaxis rhinitis, runny nose, fever, sore throat, symptoms of myalgia in the limbs and pain around the joints.	2005

Digestive Diseases

Hepatocyte Growth-promoting Factor for Injection	Serious viral hepatitis symptoms caused by various viral hepatitis types (acute, subnormal temperature, chronic serious disease early or middle period of hepatitis).	2005

Tiopronin	Acute and chronic Hepatitis B, and for the relief of drug-induced liver injury.	2009

Compound Ammonium Glycyrrhetate S for Injection	Liver dysfunction caused by acute and chronic hepatitis; supplemental treatment to toxic/trauma hepatitis, liver cancer; also for the indication of food/drug poisoning, and drug allergy.	2009

Omeparzole	Gastroesophageal reflux disease, and other conditions caused by excess acidic formulations in the stomach, including gastric ulcers, recurrent duodenal ulcers and Zollinger-Ellison Syndrome.	2009

Others

Vitamin B6 for Injection	Vitamin supplement.	2005

Granisetron Hydrochloride Injection	Nausea and vomiting caused by radiotherapy and chemotherapy during the treatment of malignant tumors.	2006

Comprehensive Healthcare and Protective Products

Noni Enzyme	natural, healthy and nutritionrich a natural, healthy and nutrition-rich food supplement	2018

Sanitizer	75% alcohol wash-free sanitizer	2020

Masks	KN95 Particulate Respirator, Disposable Medical Mask, Particle Filtering Mask, N95 Medical Protective Mask	2020 to 2023

Set forth below are our revenues by product category in millions (USD) for the years ended December 31, 2022 and 2021:

	Twelve Months Ended December 31,
	2022	2021	Net Change
Product Category	(in millions)	(in millions)	(in millions)	% Change
CNS Cerebral & Cardio Vascular	$1.70	$2.68	-0.98	-37%
Anti-Viral’ Infection & Respiratory	$4.94	$5.22	-0.28	-5%
Digestive Diseases	$0.40	$0.37	0.03	11%
Other	$1.06	$1.37	-0.31	-23%
Total	$8.10	$9.64	-1.54	16%

Due to the nature of the pharmaceutical industry, we continually strive to change our product portfolio to respond to changes in market demand. Based on a foundation established by a number of our widely-recognized prescription products, such as Cefaclor and Roxithromycin, we have launched and will continue to launch a variety of pharmaceuticals. The core criteria for our selection of potential pipeline products is strong market demand, proven efficacy, and safety. In an effort to gain an advantage in the marketplace, we often seek to improve the production process of the new generic products we elect to manufacture or to improve the quality of a proposed product to increase its efficacy.

We also adjust the delivery systems and marketing for each of our products based on the product’s target patient group. We believe that maintaining a variety of delivery systems (e.g. tablets, capsules, injectables and dry powders) for certain of our products targeted at different groups enhances our competitive position in the marketplace. As a result, our sales and marketing personnel work closely with management and our research and development personnel to determine which of our products can successfully be marketed for more than one delivery system and which generic drugs in the marketplace may be good candidates for us to manufacture and distribute using different delivery systems.

Product Development

Research & development and innovation represent the core competitive advantage for a company’s sustainable growth. For pharmaceutical companies, products with proprietary intellectual property are not only strategic resources for comprehensive strength, but also important tools to engage in social responsibility. We have been focusing on the research and development of both first generic drugs and innovative drugs. Additionally, we also have actively worked to meet unfulfilled medical needs by sticking to a market-oriented approach and continuously improving the effectiveness and ease of use of our drugs, which are supported by our well-designed system for intellectual property management.

The PRC State Council issued “Opinions on Carrying out Consistency Evaluation on Quality and Efficacy of Generic Drugs” on March 5, 2016, requiring all manufacturers of generic chemical pipeline products to carry out Consistency Evaluations before they may obtain final registration approval. Drugs failing to meet these requirements may not be re-registered.

Currently, due to this newly issued NMPA production approved standards and experimental requirements, as with all other Chinese generic pharmaceutical companies, almost all of our pipeline products have undergone major adjustments.

The Company’s recent research and development work is mainly aimed at promoting the consistency evaluation of several major products already on the market, as well as the continued exploration of comprehensive health product categories.

The Company is to release to the market a product for the treatment of dysmenorrhea, which Ms. Li, Chairman and CEO of the Company, is one of the inventors. In addition, the Company has launched N95 Medical Protective masks in early 2023. Since China ended its zero-case policy and no longer requires shutdown or quarantine in December 2022, the market demand for prevention materials, such as masks has surged.

Distribution and Customers

We believe we have a well-established sales network. As our current pharmaceutical product portfolio is comprised mainly of prescription drugs, our major sales targets are hospitals. As of December 31, 2022, we have 16 sales offices covering all major provinces of China, and over 1,000 sales representatives who assist in managing the delivery of pharmaceutical products, and our promotion and service with hospitals, doctors and local drug distributors.

Due to the nature of our products and current governmental regulations, all of our customers are located in the PRC. We have established long-standing relationships with most of our key customers through ~~our operating subsidiary, Hainan Helpson Medical & Biotechnology Co., Ltd. (Helpson),~~Helpson, which was formed in 1993.

Production Facilities

~~We manufacture~~Helpson manufactures and ~~package our~~packs its products at ~~our~~its manufacturing facility in the Haikou Free Trade Zone in Haikou, Hainan Province. Our old manufacturing facility, which was built in 2002, is approximately 8,000 square meters (approximately 12.4 million square feet); and our new building, approximately 20,000 square meters (approximately 31 million square feet), was completed in 2013. We have production lines conforming with the 2011 version of GMP certificates for different forms of our products including: tablets, capsules, dry power, liquid injectables, solid oral solution Cephalosporins (specifically designated); other than that, we also have production lines for health care products and various types of masks that meet national standards.

All of our existing production lines have met the GMP Standards which became effective as of March 1, 2011. On December 1, 2019, the newly revised Drug Administration Law (the “New Law”) came into effect, which cancelled the GMP certification but impose the pilot inspection mechanism.

Raw Materials

We require a supply of a wide variety of raw materials to manufacture our products. We employ purchasing staff with extensive knowledge of our products who work with our product development, and formulations and quality control personnel to source raw materials for our products. Currently, we rely on numerous suppliers in the PRC and overseas to deliver our required raw materials and believe we have at least three principal suppliers for each of our most critical raw materials. Historically, we have not had difficulty obtaining raw materials from suppliers. For the year ended December 31, 2022, our purchases of raw material purchases from our three top suppliers accounted for 21.7%, 11.1%, and 8.9%, respectively. For the year ended December 31, 2021 suppliers accounted for 24.8%, 12.7%, and 11.8%, respectively.

Competition

We believe we have established a commercially competitive position in the highly-fragmented pharmaceutical industry in China through our core competitive advantages, as described below:

We have a highly-efficient commercialization process for new products, including significant experience with the NMPA registration process.

We have over 20 years of product-development experience during which time we have implemented processes to efficiently introduce and market new and existing products to the Chinese market.

We have a market-oriented product portfolio and product lines.

Our product focuses on developing and manufacturing medicines that help large patient groups, such as the infectious disease and cardio vascular disease patient groups. Our diversified GMP-certified manufacturing facility includes various production lines targeting a variety of delivery mechanisms, such as tablets, capsules, cephalosprine tablets, cephalosprine capsules, liquid-injectables and dry powder injectables, which enables us to effectively manufacture a broad range of new drugs; other than that, we also have production lines for health care products and various types of masks that meet national standards.

We have product diversification to target specific sub-markets.

We attempt to differentiate our products from those of our competitors by changing, and, in many cases, improving certain physical aspects of our products to market under different market segments. For example, to make our Cefaclor product more patient friendly to children and patients with swallowing problems, we added an enteric coating to make our tablets easier to swallow.

We have a national sales network and a highly-trained marketing team.

Our experienced sales team has industry knowledge and know-how to synergistically combine our strong market insight with successful commercialization platforms.

We have developed high-quality relationships with leading hospital and clinic administrators and physicians.

While sales of our pharmaceutical products to hospitals are made through our distributors, we believe we have established long-term cooperation relationships with leading hospitals and healthcare clinics throughout China resulting from our long-term promotional efforts and periodic physician seminars, so that to improve the perception of our products in the marketplace and help us identify and select high-volume drugs to develop into new generic products relatively early in the process.

Notwithstanding such favorable positioning, we are subject to intense competition. There are both local and overseas pharmaceutical enterprises that are engaged in the manufacture and sale of potential substitute or similar pharmaceutical products in the PRC. These competitors may have more capital, better research and development resources, better manufacturing and marketing capability, and more experience than we do.

Our profitability may be adversely affected if:

●	the number of our competitors increases;

●	competitors engage in increased price competition; or

●	competitors develop new products or product substitutes having comparable medicinal applications or therapeutic effects that are more effective, less costly and/or have more perceived benefits than those produced by us.

In addition, imported products and China’s admission as a member of the World Trade Organization (“WTO”) creates increased competition. The PRC became a member of the WTO in December 2001. As a result, competition in the pharmaceutical industry in the PRC intensified generally in two respects. First, with lower import tariffs, imported pharmaceutical products manufactured overseas may become increasingly competitive in terms of pricing. Second, we believe that well-established foreign pharmaceutical manufacturers may set up production facilities in the PRC and compete with domestic manufacturers directly. With the expected increased supply of competitively-priced pharmaceutical products in the PRC, we may face increased competition from foreign pharmaceutical products, especially in terms of high-end pharmaceutical products, including certain types of products manufactured by U.S. manufacturers.

Intellectual Property

We regard our packaging designs, trademarks, trade secrets, patent and similar intellectual property as parts of our core competence that are critical to our success. We rely on patent, trademark and trade secret law, as well as confidentiality agreements with certain of our employees, distributors and others to protect our intellectual property rights.

In November 2008, ~~we~~Helpson purchased the patented medical formula and the manufacturing processes for a cerebral/cardio-vascular indication from a third party laboratory. In connection with that acquisition, we obtained the title of the patent. This patent expires in 2025.

In 2012, ~~we~~Helpson acquired another patent related to a medical formula for the treatment of cerebral/cardio-vascular diseases. This patent expires in 2029.

In 2022, ~~we~~Helpson, our wholly owned subsidiary, acquired a utility model patent and an invention patent application regarding the creation of an ophthalmic oxygen enriched atomization therapeutic apparatus ~~through Helpson, our wholly owned subsidiary,~~ from Chengdu Bonier Medical Technology Development Co., Ltd. (“Bonier”). Based on the technology transfer agreement, Helpson will receive the utility model patent right of the technical invention and the patent application right of the invention, and Bonier will provide relevant technical services.

As of December 31, 2022, we owned 18 registered trademarks, including marks for eight of the 19 pharmaceutical products we manufacture, including the tradenames Fukexing, Beisha, Shiduotai, Xinuo, Pusenlitai, Pusenouke, Shuchang, Shenkaineng, XERONINE, and Aronino, as well as marks for our AFGF logo, our HPS logo, our two HELPSON logos and four other logos. The registration numbers of the 18 registered trademarks are as follows: No.1500459, No.1511770, No.1535416, No.1537828, No.1535420, No.1272792, No.1272760, No.1330294, No.1327731, No.1330295, No.3993785, No. 4074317, No.4074321, No. 4315247, No. 32445705, No. 32437940, No. 34711564, and No. 34711561.

Environmental Matters

We comply with the Environmental Protection Law of China as well as applicable local regulations. In addition to statutory and regulatory compliance, we actively ensure the environmental sustainability of our operations. Penalties may be levied upon us if we fail to adhere to and maintain certain standards. Such failure has not occurred in the past, and we do not anticipate that it will occur in the future, but no assurance can be given in this regard.

Regulations

Regulations Relating to Pharmaceutical Manufacture Industry. The pharmaceutical manufacture industry in China is highly regulated. The primary regulatory authority is the NMPA, including its provincial and local branches. As a developer and producer of medicinal products, we are subject to regulation and oversight by the NMPA and its provincial and local branches. The Medicinal Product Administration Law of the People’s Republic of China provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distribution, packaging, pricing and advertising of pharmaceutical products. These regulations set forth detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other

PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Registration and Approval of Medicine. Pursuant to the PRC Provisions for Drug Registration, a medicine must be registered and approved by the NMPA before it can be manufactured and sold. The registration and approval process requires the manufacturer to submit to the NMPA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. A series of policies on consistency evaluation and drug review process have been issued in recent years, and potentially more reforms and adjustments are underway in order to promote the pharmaceutical industry in China in line with the international standards. In this context, we believe that the uncertainties in the timetables for obtaining NMPA production approvals for products under research are increasing. If a manufacturer chooses to manufacture a pre-clinical medicine, it is also required to conduct pre-clinical trials, apply to the NMPA for permission to conduct clinical trials and go through the clinical trials. If a manufacturer chooses to manufacture a post-clinical medicine, it only needs to go through the clinical trials. In both cases, a manufacturer needs to file clinical data with the NMPA for approval to manufacture after clinical trials are completed.

New Medicine. If a new medicine is approved by the NMPA, the NMPA will issue a new medicine certificate to the manufacturer and impose a monitoring period from one to five years. During the monitoring period, the NMPA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. As a result of these regulations, the holder of a new medicine certificate has the exclusive right to manufacture it during the monitoring period. We currently have the new medicine certificates for our Pusenouke, Cefaclor dispersible tablets and Roxithromycin dispersible tablets and Bumetanide for injection products.

National Production Standard and Provisional Standard. In connection with the NMPA’s approval of a new medicine, the NMPA will normally direct the manufacturer to produce the medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which time the NMPA closely monitors the production process and quality consistency of the medicine to develop a national final production standard for the medicine, or a final standard. Three months before the expiration of the two-year period, the manufacturer is required to apply to the NMPA to convert the provisional standard to a final standard. Upon approval, the NMPA will publish the final standard for production. The NMPA has no statutory timeline to complete its review and grant approval for the conversion. In practice, the approval for conversion to a final standard is time-consuming and could take a number of years. However, during the NMPA’s review period, the manufacturer may continue to produce the medicine according to the provisional standard.

Transitional Period. Prior to the latter of (1) the expiration of a new medicine’s monitoring period or (2) the date when the NMPA grants a final standard for a new medicine after the expiration of the provisional standard, the NMPA will not accept applications for an identical medicine nor will it approve the production of an identical medicine by other pharmaceutical companies. Accordingly, the manufacturer will continue to have an exclusive production right for the new medicine during this transitional period.

Continuing NMPA Regulation

Pharmaceutical manufacturers in China are subject to continuing regulation by the NMPA. If the labeling or its manufacturing process of an approved medicine is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the NMPA. A pharmaceutical manufacturer is subject to periodic inspection and safety monitoring by the NMPA to determine compliance with regulatory requirements.

The NMPA has a variety of enforcement actions available to enforce its regulations and rules, including fines and injunctions, recall or seizure of products, imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers. A pharmaceutical manufacturer must obtain a pharmaceutical manufacturing permit from the NMPA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration. Our current pharmaceutical manufacturing permit, issued by the NMPA, will expire on November 8, 2025. We are confident the permit could be renewed before its expiration.

Good Manufacturing Practice. A pharmaceutical manufacturer must meet the Good Manufacturing Practice standards, or GMP standards, for each of its production facilities in China in respect of each form of pharmaceutical product it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. Prior to December 1, 2019, if a manufacturer meets the GMP standards, the NMPA will issue to the manufacturer a Good Manufacturing Practice certificate, or a GMP certificate, with a five-year validity period. However, for a newly-established pharmaceutical manufacturer that meets the GMP standards, the NMPA will issue a GMP certificate with only a one-year validity period. The Year 2011 GMP Standards became effective on March 1, 2011, and pharmaceutical manufacturers (except for manufacturers of injectables, blood products or vaccines, which had a three-year grace period) had a five-year grace period to upgrade existing facilities to comply with the revisions.

All of our existing production lines have met the Year 2011 GMP Standards. On December 1, 2019, the newly revised Drug Administration Law (the “New Law”) came into effect. One of the major amendments is the cancellation of GMP certification. The New Law eliminated the requirement that drug administration authorities shall assess drug manufacture enterprises and drug trading enterprises, and issue assessment certificates. Instead, it requires that drug manufacturing enterprises and drug trading enterprises establish and improve the quality management systems of manufacture and trade of drugs, and ensure that the process of manufacturing and trading of drugs always meets all legal requirements. This means a stricter form of supervision is implemented comparing to the prior GMP certificates system~~。~~. Our production lines are subject pilot inspection under the New Law.

We believe that GMP inspection only switches to another form, which includes flight inspection, drug production license inspection (for on-site management and quality system), as well as product inspection.

Product Liability and Consumers Protection

Product liability claims may arise if any of our pharmaceutical products have a harmful effect on a consumer, who may make a claim for damages or compensation as an injured party. The General Principles of the Civil Law of the PRC, which became effective in January 1987, stated that manufacturers and sellers of defective products causing property damage or injury shall incur civil liabilities for such damage or injuries. The Civil Code of the PRC, which came into force on January 1, 2021, stipulates that if damage is caused to others due to defects in products, the infringed can claim compensation from the manufacturer of the products or the seller of the products. If the defect is caused by the producer, the seller shall have the right to recover compensation from the producer. If the product is defective due to the fault of the seller, the producer shall have the right to recover from the seller after making compensation.

The Product Quality Law of the PRC was enacted in 1993 and amended in 2000 to strengthen the quality control of products and protect consumers’ rights and interests. Under this law, manufacturers and distributors who produce or sell defective products may be subject to confiscation of earnings from such sales, revocation of business licenses and imposition of fines, and in severe circumstances, may be subject to criminal liability.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and became effective on January 1, 1994 to protect consumers when they purchase or use goods or services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical product manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

Other Regulations

In addition to the regulations relating to pharmaceutical industry in China, Helpson is subject to the regulations applicable to a foreign invested enterprise in China.

Foreign Currency Exchange. Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies other than foreign investment enterprises (FIEs) must convert foreign currency payments they receive from abroad into Renminbi. On the other hand, FIEs may retain foreign currency in accounts with designated foreign exchange banks, subject to a cap set by the SAFE or its local counterpart.

Dividend Distribution. Under the PRC regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Employees

As of December 31, 2022, we had 244 employees, among which 234 employees were full-time employees and 10 employees were temporary employees. None of our employees is represented by a labor union and, in general, we consider our relationship with our employees to be good.

As required by applicable Chinese law, we have entered into employment contracts with substantially all of our officers, managers and employees. We are working towards entering into employment contracts with those employees who do not currently have employment contracts with us. The PRC enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with such law.

PCAOB Regulations

As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. The Company may face risks relating to the lack of PCAOB inspection on the auditor. We are required by the Holding Foreign Companies Accountable Act (“HFCAA”) to have an auditor that is subject to the inspection by the PCAOB. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”), which the AHFCAA forms a part, was signed into law, and it officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, would reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. Our auditor, B F Borgers CPA PC, is headquartered in Denver, Colorado and has been inspected by the PCAOB on a regular basis, with the last inspection year being 2022, and is therefore not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China. On December 15, 2022, the PCAOB announced in its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether NYSE American or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor if the Company changes its auditor to one that is located in the PRC, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Should that occurs, such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, as amended by AHFCAA and CAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the NYSE American or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Common Stock being delisted by the NYSE American.

ITEM 1A. RISK FACTORS

Risk Factor Summary

The following are some material risks, any of which could have an adverse effect on our business financial condition, operating results, or prospects.

●	Risks Related to our Business and our Industry

o	If our products do not attain market acceptance among the medical community, our operations and profitability would be adversely affected;

o	If we fail to meet standards pursuant to the newly revised Drug Administration Law, certain production lines will be suspended and our profitability would be adversely affected;

o	We may be subject from time to time to product recalls initiated by us or by the NMPA. Product recalls could impose significant costs on us and adversely affect our ability to generate revenue;

o	If we fail to develop new products with high profit margins and our high-profit-margin products are replaced by competitors’ products, then our gross will be adversely affected;

o	Most of our products are off-patent branded generics that can be manufactured and sold by other pharmaceutical manufacturers in the PRC which may increase the competition we face;

o	If we are not able to maintain and enhance our brand recognition to maintain our competitive advantage, our reputation, business and operating results may be harmed;

o	Reimbursement may not be available for our products, which could diminish our sales;

o	The growth and success of our business depend on our ability to successfully market our principal products to hospitals and their selection for medicine purchases;

o	Our future research and development projects may not be successful;

o	We cooperate with research institutions and universities in the PRC for the research and development of certain new products and any failure of such research institutions to meet our timing and quality standards may pose impairment loss on our financial results and our failure to continue such collaborative arrangement could adversely affect our ability to develop new pharmaceuticals and our overall business prospects;

o	We may not be able to obtain regulatory approval for any of the new products and failure to obtain these approvals could materially harm our business;

o	New product development in the pharmaceutical industry is time-consuming and costly and has a low rate of successful commercialization;

o	We may not be able to successfully identify and acquire new products or businesses;

o	We rely on distributors for all of our revenues and failure to maintain relationships or to otherwise expand our distribution network would materially and adversely affect our business;

o	We rely on a limited number of distributors for the majority of sales of our products;

o	Our operations may be affected if we could not pass the Consistency Evaluation requirement issued by the State Council for any of our current existing products;

o	We face risks related to health pandemics that could impact our sales and operating results;

o	Our operations may be affected if we could not obtain raw materials from our current key suppliers on acceptable terms;

o	We may not be able to effectively manage our employees and distribution network, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors and third party marketing firms;

o	We have limited insurance coverage and may incur losses resulting from product liability claims, business interruptions or claims that could be covered by D&O Insurance;

o	Our future liquidity needs are uncertain and we may need to raise additional funds in the future.

●	Risks Related to Doing Business in China

o	Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position;

o	The PRC legal system has inherent uncertainties that could limit our legal protections available to us;

o	You may experience difficulties in bringing original actions in the PRC against our company or our management based on U.S. or other foreign laws;

o	Because we receive substantially all of our revenue in Renminbi, which currently is not a freely convertible currency, we are subject to changes in the PRC’s political and economic decisions;

o	We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially for foreign exchange transactions;

o	We are subject to the environmental protection laws of the PRC that may be costly to comply with and may adversely affect our manufacturing operations;

o	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business;

o	We are not required to submit an application to CSRC pursuant to the M&A Rules, nor are we subject to the cybersecurity review. However, based on the recent promulgation of the Trial Measures, which became effective on March 31, 2023, we may be required to complete the filing requirements when we have re-financing or any additional offerings in future;

o	Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Common Stock may be delisted or prohibited from trading;

●	Risks Related to our Common Stock

o	We may be held in default on our convertible note, which could trigger penalties that worsen our financial condition and potentially disqualify us from listing on the stock exchange where we are currently listed;

o	The market price for our common stock may be volatile;

o	If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in the company;

o	A large portion of our common stock is controlled by a small number of stockholders and as a result, these stockholders are able to influence and ultimately control the outcome of stockholder votes on various matters;

o	We are likely to remain subject to “penny stock” regulations and as a consequence there are additional sales practice requirements and additional warnings issued by the SEC;

o	There is substantial doubt about our ability to continue as a going concern;

o	We do not anticipate paying cash dividends on our common stock;

o	Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.

Risks Related to our Business and our Industry

The commercial success of our products depends upon the degree of their market acceptance among the medical community. If our products do not attain market acceptance among the medical community, our operations and profitability would be adversely affected.

The commercial success of our products depends upon the degree of market acceptance they achieve within the medical community, particularly among physicians and hospital administrators. Physicians may not prescribe or recommend our products to patients and procurement departments of hospitals may not purchase our products if physicians or hospital pharmacists do not find our products attractive. The acceptance and use of our products among the medical community will depend upon a number of factors, including:

●	perception of physicians, patients and others in the medical community as to the safety and effectiveness of our products;

●	the prevalence and severity of any side effects;

●	the pharmacological benefit of our products relative to competing products and products under development;

●	the efficacy and potential advantages of our products relative to competing products and products under development;

●	the relative convenience and ease of administration of our products;

●	the methods by which our pharmaceutical products may be delivered to patients;

●	the effectiveness of our education, marketing and distribution efforts and those of our distributors;

●	publicity concerning our products or competing products and treatments; and

●	the price of our products and competing products.

If we fail to meet standards pursuant to the newly revised Drug Administration Law, the production at certain of our production lines will be suspended and our operations and profitability would be adversely affected.

All of our existing production lines have met the GMP Standards which became effective as of March 1, 2011. On December 1, 2019 the newly revised Drug Administration Law (the “New Law”) came into effect. One of the major amendments of the New Law is the cancellation of GMP certification. The New Law eliminated the requirement that drug administration authorities shall assess drug manufacture enterprises and drug trading enterprises, and issue assessment certificates. Instead, it requires that drug manufacturing enterprises and drug trading enterprises establish and improve the quality management systems of manufacture and trade of drugs, and ensure that the process of manufacturing and trading of drugs always meets all legal requirements. This means a stricter form of supervision is implemented comparing to the prior GMP certificates system.

While all of our existing product lines are in full compliance with the GMP standards issued in 2011, in the event we fail to continually meet the requirements of the GMP and receive the deficiency feedback from any pilot inspection under the New Law, the production on such production line(s) could be suspended and our operations and profitability could be adversely affected.

We may be subject from time to time to product recalls initiated by us or by the NMPA. Product recalls could impose significant costs on us and adversely affect our ability to generate revenue.

In our business, we must comply with a variety of product safety and product testing regulations. In particular, our products are subject to, among other statutes and regulations, those issued by the NMPA. If the NMPA issues any notices to cease the production, sale and use of any of our products, we must comply with such requirements. As a result, we may incur significant costs in complying with cessation requirements, and our financial results could be materially and adversely affected. Furthermore, concerns about potential liability or potential future changes in product safety regulations may lead us to voluntarily recall or otherwise discontinue selling selected products, which could materially and adversely affect our results of operations.

In March 2013, NMPA issued a nationwide notice (the “NMPA Notice”) for the cessation of the production, sale and use of Buflomedil effective immediately. The NMPA Notice was a result of the reevaluation done by the NMPA based on the indications from the recent Chinese and international research materials, which found that the risks of side effects to the nervous system and the cardiovascular system from Buflomedil have surpassed its clinical treatment benefits. The NMPA Notice was applicable to all the manufacturers and distributors in China who are in the business of the production and sale of Buflomedil related products. As a result, we no longer produce Buflomedil after 2013.

Recalls may also harm our reputation, increase our costs and reduce our net sales. Governments and regulatory agencies in the markets where we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future or take other actions that may adversely impact our business. The NMPA has the authority to revoke drug approvals previously granted and remove previously approved products from the market for various reasons.

If we fail to develop new products with profit margins and our high-profit-margin products are replaced by competitors’ products, then our gross and net profits margins will be adversely affected.

We had gross profit margins of -4.7% for the year ended December 31, 2022, compared to gross profit margins of 3.6% for the year ended December 31, 2021. The pharmaceutical market in the PRC remains very competitive, and there may be pressure to reduce sale prices of products without a corresponding decrease in the cost of sold products. To the extent that we fail to develop new products with high profit margins and our high-profit-margin products are replaced by our competitors’ products, our gross profit margins and net profit margins will be adversely affected. In addition, three of our products are included in the National Essential Drug List (the “EDL”), which are subject to strict governmental price controls. Therefore, our gross profit margin and net profit margins could be adversely affected notwithstanding any increase in our revenues.

Our products face substantial competition. Other companies may discover, develop, acquire or commercialize products earlier or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases that treat similar medical conditions. Many of our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages. We would face enhanced competition if competitive products are added to the National Medical Insurance Program. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of our operations.

Some of our competitors are actively engaging in research and development in areas in which we have products or in which we are developing new product or new indications for existing products. In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label. If alternatives to our products are dispensed or prescribed to patients, the volume of our products sold may decline or we may be required to lower the prices of our products to remain competitive, either of which could negatively impact our sales. In addition, an increasing number of foreign pharmaceutical companies have introduced their pharmaceutical products into the Chinese market. Competitive products introduced by these companies can also negatively impact our sales and results of operations.

Large Chinese state-owned and privately owned pharmaceutical companies and foreign-invested or foreign pharmaceutical companies may have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us with respect to the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. There may also be significant consolidation in the pharmaceutical industry among our competitors. Alliances may develop among competitors, and these alliances may rapidly acquire significant market share.

Furthermore, in order to gain market share in China, competitors may significantly increase their advertising expenditures and promotional activities or even engage in irrational or predatory pricing behavior. In addition, our competitors may engage in inappropriate competition or illegal acts, such as bribery. Third parties may actively engage in activities designed to undermine our brand name and product quality or to influence customer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

Most of our products are off-patent branded generics that can be manufactured and sold by other pharmaceutical manufacturers in the PRC which may increase the competition we face and reduce our business profitability.

Most of our products are off-patent branded generic pharmaceuticals and are not protected by intellectual property rights. As a result, other pharmaceutical companies may sell equivalent products at a lower cost, and this might result in a commensurate loss in sales of our branded generic products or require us to lower our prices to compete. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products, we may face additional competition and our business and profitability may be adversely affected.

Our business depends in part on our well-known Helpson brand name, and if we are not able to maintain and enhance our brand recognition to maintain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our Helpson brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Helpson brand is critical to maintaining our competitive advantage. Although our sales and marketing staff will continue to further promote our brand to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we are compelled to incur excessive marketing and promotion expenses in order to maintain our brand awareness, our business and results of operations may be materially and adversely affected. Furthermore, our sales and results of operations could be adversely affected if the Helpson brand or our reputation is impaired by recalls or negative publicity for one of our branded products, or certain actions taken by our distributors, competitors, third-party marketing firms or relevant regulatory authorities.

Reimbursement may not be available for our products, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our products also depend on a large extent on the reimbursement policies of the PRC government. The Ministry of Labor and Social Security of the PRC or provincial or local labor and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the national medical insurance catalog or provincial or local medical insurance catalogs for the National Medical Insurance Program every other year, and catalogs under which a drug will be classified affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Generally, there are two catalogs, the National Insurance Catalogue (“NIC”) and the EDL on which a product can be included. The products selected for the EDL generally are selected from the NIC. A consumer can be reimbursed for the full cost of a medicine on the EDL and can be reimbursed from 80% to 90% of the cost of a medicine listed on the NIC. Our Cefalexin, Clarithromycin and Omeprazole products are currently included in the EDL. If government authorities decide to remove these products from the medicine catalogs, such removal may reduce the affordability of our products and change the public perception regarding our products, which, in turn, would adversely affect the sales of these products and reduce our net revenue. Furthermore, if we are unable to obtain approval from the relevant government authorities to include our new products in the national, provincial or local medicine catalogs, sales of our new products maybe materially and adversely affected.

The growth and success of our business depend on our ability to successfully market our principal products to hospitals and their selection in tender processes used by hospitals for medicine purchases.

Our future growth and success significantly depend on our ability to successfully market our principal products to hospitals as prescription medicines. Approximately 80% of the end-customers of our products are hospitals. Hospitals may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected under a government-administered tender process. A hospital’s interest in a particular medicine is evidenced by:

●	the inclusion of this medicine on the hospital’s formulary, which establishes the scope of medicines physicians at this hospital may prescribe to their patients, and

●	the willingness of physicians at a hospital to prescribe this medicine to their patients.

We believe effective marketing efforts are critical in ensuring that hospitals and physicians are interested in purchasing our products. If our marketing efforts are not effective, hospital administrators may not want to include our products in their formularies or may remove them from their formularies, or physicians may not be interested in prescribing our products to their patients. As a result, we may find it difficult to maintain the existing level of sales of our products, and our revenues and profitability may decline.

Our future research and development projects may not be successful.

The successful development of pharmaceutical products can be influenced by many factors. Products that appear to be promising in their early phases of research and development may fail to be commercially viable for various reasons, such as failing to obtain the necessary regulatory approvals. Additionally, the research and development process for new products for which we may obtain an approval certificate is long. The process of conducting basic research and various stages of tests and trials of a new product before obtaining an approval certificate and commercializing the product may require ten years or longer. A few of our product candidates are in the early stages of pre-clinical study and clinical trials and we must conduct a significant number of additional clinical trials before we can seek the regulatory approvals necessary to begin commercial production and sales of these products. We cannot guarantee that our future research and development projects will be successful or completed within their anticipated time frames or budgets, or that we will receive the necessary approvals from the relevant authorities for the production of these products, or that these newly-developed products will achieve commercial success.

Our competitors may obtain approval for a competitive product before our product we are developing is approved. If this occurs, we may be precluded from getting approval until the competitor’s monitoring period expires and realize little to no benefit from our research and development investment.

Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect. Additionally, the pharmaceutical industry is characterized by rapid changes in technology, constant enhancements of industry know-how and the frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect their viability and competitiveness. Therefore, our future success will largely depend on our development capability, including our ability to improve our existing products, diversify our product range and develop new and competitively-priced products that meet the requirements of the changing market. Should we fail to respond to these frequent technological advances by failing to improve our existing products, develop new products in a timely manner, or have these products reach a desirable level of market acceptance, our business and profitability will be materially and adversely affected.

We cooperate with research institutions and universities in the PRC for the research and development of certain new products and any failure of such research institutions to meet our timing and quality standards may pose impairment loss on our financial results and our failure to continue such collaborative arrangement or enter into such new arrangements could adversely affect our ability to develop new pharmaceuticals and our overall business prospects.

Our business strategy includes collaborating with third parties for the research and development of new products. We have maintained long-term cooperative relationships with a number of research institutions and universities in the PRC. These research institutions and universities used to collaborate with us in a number of research projects and certain of our products with approval certificates were developed by such research institutions. Any failure of such research institutions to meet the required quality standards and timetables set forth in their research agreements with us, or our inability to enter into additional research agreements with these research institutions on terms acceptable to us in the future, may have an adverse effect on our ability to develop new medicines and on our business prospects.

While the Company may resume the development of these formulas in the future if sufficient funding and other favorable conditions arise, we cannot guarantee that we will be able to enter into agreements with new parties on terms acceptable to us. Our inability to enter into such agreements or our failure to maintain such arrangements could limit the number of new products that we develop and ultimately decrease our sources of future revenue.

We may not be able to obtain regulatory approval for any of the new products and failure to obtain these approvals could materially harm our business.

All new medicines must be approved by the NMPA before they can be marketed and sold in the PRC. The NMPA requires successful completion of clinical trials and demonstrated manufacturing capability before it grants approval. It often takes a number of years before a medicine can be ultimately approved by the NMPA. In addition, the NMPA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates.

Complying with such standards may be time-consuming and expensive and could result in delays in obtaining NMPA approval for our future product candidates, or possibly preclude us from obtaining NMPA approval altogether. For example, due to the enhanced criteria introduced during the implementation process of the trial of one of our products in the dried powder injectable and granule production lines in our old plant, the clinical trials lasted longer than originally expected. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval and prevent or limit their commercial use. The NMPA and other regulatory authorities may not approve the products that we develop and even if we do obtain regulatory approvals, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

New product development in the pharmaceutical industry is time-consuming and costly and has a low rate of successful commercialization.

Our success depends in part on our ability to improve our existing products and to develop new products. The development process for pharmaceutical products is complex and uncertain, as well as time-consuming and costly. Relatively few research and development programs can finally develop a commercial product. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons, such as:

●	the failure to demonstrate safety and efficacy in preclinical and clinical trials;

●	the failure to obtain approvals for intended use from relevant regulatory bodies, such as the NMPA;

●	our inability to manufacture and commercialize sufficient quantities of the product economically; and

●	proprietary rights, such as patent rights, held by others to our product candidates and their refusal to sell or license such rights to us on reasonable terms, or at all.

Delays in any part of the development process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Even if we successfully commercialize new products, these products may compete with our mature products and may result in a reduction in the sales volume of our mature product or vice versa. Failure to develop, obtain necessary regulatory clearances or approvals for or successfully commercialize or market potential new products or technologies could have a material adverse effect on our financial condition and results of operations.

We may not be able to successfully identify and acquire new products or businesses.

In addition to our own product development efforts, our growth strategy also relies on our acquisitions of new product candidates, products or businesses from third parties. Any future growth through acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and favorable terms and conditions. Even if such opportunities present themselves, we may not be able to successfully identify them. Moreover, other companies, many of which may have substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such product candidates, products or businesses.

We rely on distributors for all of our revenues and failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.

We sell our products exclusively to pharmaceutical distributors in the PRC and rely on distributors for all of our revenues. We have business relationships with over 1,000 distributors in the PRC. For the year ended December 31, 2022, no customer accounted for more than 10.0% of sales, and three customers accounted for 52.9%, 11.4%, and 10.4% of accounts receivable. In line with industry practices in the PRC, we enter into written sales agreements with our distributors. However, such sales agreements are not in substance equivalent to a typical distribution agreement in the United States. Each sales agreement is more in the form of a sales order and specifies one or several purchases of one or more products without any continuing obligation to purchase any additional amount of products. In the event certain distributors choose not to continue their relationship with us after completing their existing sales agreements, they can do so without breaching any contract or agreement, our financial results could be adversely affected if we cannot find the substantially similar distributors in time under such circumstances. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition, financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

We rely on a limited number of distributors for the majority of sales of our products.

We rely on a limited number of distributors for most of our net revenue. Our top five distributors in aggregate accounted for 20% and 21% of our net revenues in 2022 and 2021, respectively. We expect that a relatively small number of distributors will continue to account for a major portion of our net revenue in the near future. Our dependence on a few distributors may expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases lower quantities of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our large distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenue would be materially and adversely affected.

Our operations may be affected if we could not pass the Consistency Evaluation requirement issued by the State Council for any of our current existing products.

Generic drugs refer to drugs with the same active ingredient, dosage form, delivery channel and therapeutic effects compared to the original drugs. The “Consistency Evaluation” requires currently marketed generic products to prove their consistency in term of quality and therapeutic effect, and substitutability during clinical trials with original drug. The Consistency Evaluation could enhance the development of pharmaceutical industry, ensure drug safety and effectiveness, promote the upgrading and restructuring the pharmaceutical industry, and improve international competitiveness. Both Relevant Matters Related to the Implementation of the Opinions of the General Office of the State Council on the Consistent Evaluation of the Quality and Efficacy of Generic Drugs (No. 106 of 2016) issued on May 26, 2016, and Announcement of the General Administration on the Consistency Evaluation of the Quality and Efficacy of Generic Drugs (No. 100 of 2017) issued on August 28, 2017 require that if a drug has more than 3 manufacturers passed the consistency evaluation, then the drug manufacturers without consistency evaluation valid status will have no access to participate in the drug Centralized Procurement. NMPA issued an official document on The Implementation of the Evaluation of the Quality and Efficacy of Chemical Injection Generics on May 14, 2020, requiring consistent evaluation for generics of pharmaceutical injections that are already on the market. If we fail to complete the consistency evaluations for our generic drugs per the government’s requirements, our business and operation will be negatively impacted.

Our operations may be affected if we could not obtain raw materials from our current key suppliers on acceptable terms.

We need a supply of a wide variety of raw materials to manufacture our products. Currently, we rely on numerous suppliers in the PRC and overseas to deliver our required raw materials. We have at least three principal suppliers for each of our most critical raw materials. For the year ended December 31, 2022, three suppliers accounted for 21.7%, 11.1%, and 8.9% of raw material purchases and for the year ended December 31, 2021, three suppliers accounted for 24.8%, 12.7%, and 11.8% of raw material purchases.

Historically, we have not had difficulty obtaining raw materials from suppliers. However, we cannot assure in the future we will not encounter any difficulty in obtaining the supplies, nor can we predict the impact on our suppliers of the current economic environment and other developments in their respective businesses, either. Insolvency, financial difficulties or other factors may result in our suppliers not being able to fulfill the terms of their agreements with us. Furthermore, such factors may render suppliers unwilling to extend contracts that provide favorable terms to us or may force them to seek to renegotiate existing contracts. Although we believe we have alternative sources of supply for the raw materials used in our business, termination of our relationships with any of our key suppliers could have a material adverse effect on our business, financial condition or results of operations in the unlikely event that we are unable to obtain adequate raw materials from other sources in a timely manner or at all.

We may not be able to effectively manage our employees and distribution network, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors and third party marketing firms.

We have limited ability to manage and control the activities of our independent distributors and third-party marketing firms that we contract to promote our products and brand name, therefore, our reputation, business, prospects and brand may be materially and adversely affected by actions taken by them. Our distributors and third-party marketing firms could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:

●	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

●	fail to adequately promote our products;

●	promote competing products in lieu of our products; or

●	violate the anti-corruption laws of China, the United States or other countries.

Additionally, although our company policies prohibit our employees from making improper payments to hospitals or otherwise engaging in improper activities to influence the procurement decisions of hospitals, we may not be able to effectively manage our employees, as the compensation of our sales and marketing personnel is partially linked to their sales performance. As a result, we cannot assure you that our employees will not violate the anticorruption laws of the PRC, the United States and other countries. Such violations could have a material adverse effect on our reputation, business, prospects and brand.

Failure to adequately manage our employees, distribution network or third-party marketing firms, or their non-compliance with employment, distribution or marketing agreements could harm our corporate image among hospitals and end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our employees, distributors or third-party marketing firms, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anticorruption laws and the Foreign Corrupt Practices Act of the United States, or the FCPA. In particular, if our employees, distributors or third-party marketing firms make any payments that are forbidden under the FCPA, we could be subject to civil and criminal penalties imposed by the U.S. government.

Recently, the PRC government has increased its anti-corruption measures. In the pharmaceutical industry, corrupt practices include, among others, acceptance of rebates, bribes or other illegal gains or benefits by hospitals and medical practitioners from pharmaceutical manufacturers and distributors in connection with the prescription of certain pharmaceuticals. Our employees, affiliates, distributors or third-party marketing firms may violate these laws or otherwise engage in illegal practices with respect to their sales or marking of our products or other activities involving our products. If our employees, affiliates, distributors or third-party marketing firms violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, PRC laws regarding the types of payments to promote or sell our products that are impermissible are not always clear. As a result, we, our employees, affiliates, our distributors or third-party marketing firms could make certain payments in connection with the promotion or sale of our products or other activities involving our products which at the time could be reasonably determined to be legal but are later deemed impermissible by the PRC government. Furthermore, our brand and reputation, our sales activities or the price of our common stock could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees, affiliates, distributors or third-party marketing firms.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruptions or claims that could be covered by D&O Insurance.

The nature of our business exposes us to the risk of product liability claims that is inherent in the research and development, manufacturing and marketing of pharmaceutical products. Using product candidates in clinical trials also exposes us to product liability claims. These risks are greater for our products that receive regulatory approval for commercial sale. Even if a product is approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim effects other than those intended resulted from the use of our products. While no material claim for personal injury resulting from allegedly defective products has been brought against us to date, a substantial claim or a substantial number of claims, if successful, could have a material adverse impact on our business, financial condition and results of operations. Such lawsuits may divert the attention of our management from our business strategies, may be costly to defend and may negatively impact our reputation and our Helpson brand’s reputation, and may harm the sales of our other branded products. In addition, product liability insurance for pharmaceutical products is not available in the PRC. In the event of allegations that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. We may also be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages, legal fees, and other related expenses. In addition, business interruption insurance available in the PRC offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources. Lastly, we currently do not have directors and officers insurance. In the event we or any of our directors or officers are sued under any proceedings or actions that could be covered by a standard D&O insurance, we may incur substantial costs and expenses to defend such case.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future.

Based on our current operating plans, we expect our existing resources to be sufficient to fund our existing operations for at least 12 months. However, we may need to raise additional funds to expand our operations. In addition, we may need to raise additional funds if our expenditures exceed our current expectations. This could occur for a number of reasons, including:

●	we decide to devote significant amount of financial resources to the development of products that we believe to have significant commercialization potential;

●	we decide to acquire or license rights to additional product candidates or new technologies;

●	some of our product candidates fail in clinical trials or pre-clinical studies or prove not to be as commercially promising as we expected, and we are forced to develop or acquire additional product candidates;

●	Some of our product candidates require more extensive clinical or pre-clinical testing or clinical trials for these product candidates take longer to complete than we currently expect; or

●	we decide or are required to conduct more high-throughput screening than expected against current or additional disease targets to develop additional product candidates.

Our	ability to raise additional funds in the future is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;

●	general market conditions for capital-raising activities by pharmaceutical companies; and

●	economic, political and other conditions in China and elsewhere.

We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

The failure to manage growth effectively could have an adverse effect on our business, financial condition and results of our operations.

The rapid market growth of our pharmaceutical products may pose more requirements or more costs on the employment management for managerial, operational, financial and other purposes. As of December 31, 2022, we had 244 employees. To keep rapidly increasing trend of the Chinese pharmaceutical industry, it will impose significant responsibilities upon the members of management to identify, recruit, maintain, integrate and motivate new and old employees In addition, we may need to increase the salary, or the equity incentive plan for the employees to keep them in the Company. Aside from the increased difficulties and increased costs in the management of human resources, we may also encounter working capital issues, as we need increased liquidity to finance the purchases of raw materials and supplies, drug formulas for new products, investment in research and development, acquisition of new businesses and technologies. Our failure to manage any of the above business administration may lead to operational and financial inefficiencies that will have a negative effect on our profitability.

We depend upon key employees and consultants in a competitive market for skilled personnel. If we are unable to attract and retain key personnel, it could adversely affect our ability to develop and market our products.

We are highly dependent upon the principal members of our management team, especially Ms. Zhilin Li, our Chairman, President and Chief Executive Officer. We cannot not guarantee that Ms. Li will stay in the Company in the long run, and the loss of Ms. Li’s services would adversely affect our ability to develop and market our products. We also depend in part on the continued services of our key scientific personnel and our ability to identify, hire and retain additional personnel, including marketing and sales staff. We face intense competition for qualified personnel, and the existence of noncompetition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel.

Certain of our employees and consultants were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors, or at universities or other research institutions. Although there is currently no claim against us, we may be subject to claims that these employees or consultants have, inadvertently or otherwise, used or disclosed trade secrets or other proprietary information of their former employers. It may be necessary to for us to litigate and defend against these claims. Even if we successfully defend against these claims, litigation could result in substantial costs and be a distraction to our management. If we fail to defend such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Power shortages, natural disasters, terrorist acts or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

All of our products are produced at our manufacturing facility in Hainan, China. A significant disruption at that facility, even on a short-term basis, could impair our ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations. Our manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. For example, a once-in-forty-year 16 grade super typhoon Rammasun hit Haikou on July 18, 2014, which caused us approximately $2.3 million (RMB14.2 million) in losses. Part of a warehouse was flooded, some damage was caused to our new facility, and the water and electricity supply was suspended for several days, causing a brief halt to our production activities and a delay in our obtaining GMP certification.

In addition, we do not maintain any insurance other than property insurance for some of our buildings, vehicles and equipment. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources. Our production process requires a continuous supply of electricity. We have encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. Longer interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

We cannot guarantee the protection of our intellectual property rights, and if infringement or counterfeiting of our intellectual property rights occurs, then our reputation and business may be adversely affected.

To protect the brand names of our products, we have registered and applied for registration of certain of our trademarks in the PRC. Currently eight of the 19 pharmaceutical products we manufacture are marketed under a brand registered as a trademark in China. We also purchased a pharmaceutical compound from a third party that we are seeking to develop into a further product. To date, we have not experienced any infringements of our trademarks for sales of pharmaceutical products or our exclusive patent license, and we are not aware of any infringement of our intellectual property rights. However, there is no guarantee that there will not be any infringements of our brand name or other registered trademarks or counterfeiting of our products in the future. There is no guarantee that there will not be any third-party infringement of our patents. Should any such infringement or counterfeiting occur, our reputation and business may be adversely affected. We may also incur significant expenses and substantial amounts of time and effort to protect our intellectual property rights in the future. Such diversion of our resources may adversely affect our existing business and future expansion plans.

Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, because the validity, enforceability and scope of protection of intellectual property rights in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. Furthermore, the degree of future protection of our proprietary rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our trade names, trade secrets and other propriety information from infringement, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

We conduct substantially all of our business and have historically derived all of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

●	the degree of government involvement;

●	the level of development;

●	the growth rate;

●	the control of foreign exchange;

●	access to financing; and

●	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as pharmaceutical companies. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and materially and adversely affect our operating results and financial condition.

China’s economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, ~~a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government~~Chinese government still has substantive power to certain areas that may be related to the business operations of our operating entity, such as the right to use land, price of certain of our products, and it could materially and adversely affect our business.

~~The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.~~

Any adverse change in the economic conditions or government policies in China could have a material and adverse effect on overall economic growth and the level of investments in health industries in China, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our business.

The PRC legal system has inherent uncertainties that could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing commercial matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign-invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors.

The practical effect of the PRC legal system on our business operations in China can be viewed as two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full benefit of corporate articles and contracts to foreign invested enterprise participants. These laws, however, do impose standards concerning corporate formation and governance that are not qualitatively different from the corporation laws found in the United States. Similarly, PRC accounting laws mandate accounting practices that may not be consistent with the U.S. generally accepted accounting principles. PRC accounting laws require that an annual “statutory audit” be performed in accordance with PRC accounting standards and that the account books of a foreign invested enterprise be maintained in accordance with PRC accounting laws. Article 14 of the PRC Wholly Foreign-Owned Enterprise Law requires a wholly foreign-owned enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities. If a foreign-invested enterprise refuses to keep account books in China, the financial and tax authorities may impose a fine on it, and the industry and commerce administration authority may order it to suspend operations or may revoke its business license.

Second, while the enforcement of substantive rights may be less clear than United States procedures, foreign-invested enterprises and foreign wholly-owned enterprises are PRC registered companies that enjoy the same status as other PRC registered companies in business-to-business dispute resolutions. The PRC legal infrastructure, however, is significantly different in operation from its United States counterpart, and may present a significant impediment to the operation of a foreign invested enterprise.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC against our company or our management based on U.S. or other foreign laws.

Our operating subsidiary, Helpson, is incorporated under the laws of the PRC and substantially all of our assets are located in the PRC. Additionally, substantially all of our directors, executive officers and managers reside within the PRC, and substantially all assets of these persons are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon certain of our directors, executive officers or managers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, executive officers or managers only if the actions are not required to be arbitrated by PRC law under Helpson’s articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may impose civil liability, including monetary damages.

As a Foreign Invested Company in China, Helpson’s ownership structure may be impacted by the foreign investment regulation and its measures in China.

In accordance with Decree No. 723 of the State Council of the People’s Republic of China issued on December 26, 2019, the Regulations on the Implementation of the Foreign Investment Law of the People’s Republic of China came into force on January 1, 2020. On December 28, 2020, the National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition). On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. As per these policies, the national negative list of foreign investment access was reduced from 33 to 31, and the negative list of foreign investment access in the FTZ was reduced from 30 to 27. Industries listed in the 2020 Encouraged Catalogue are the encouraged industries. On the other hand, industries listed in the 2021 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2021 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

The majority of pharmaceutical manufacturing industry including the segments under which the Company conducts its business is not included in the 2021 Negative List. Helpson manufactures and markets generic and branded pharmaceutical products as well as biochemical products primarily to hospitals and private retailers located throughout the PRC. The Company believes Helpson’s business is not subject to any ownership restrictions prescribed under the Catalogue. Onny acquired 100% of the ownership in Helpson on May 25, 2005, by entering into an Equity Transfer Agreement with Helpson’s three former shareholders. The transaction was approved by the Commercial Bureau of Hainan Province on June 12, 2005 and Helpson received the Certificate of Approval for Establishment of Enterprises with Foreign Investment in the PRC on the same day. Helpson received its business license evidencing its WFOE (Wholly Foreign Owned Enterprise) status on June 21, 2005. However, in the event the 2021 Negative List is amended in the future to include any of the business Helpson is operating, our ownership structure could be subject to change to the extent our structure is not given any “grandfather” protection.

Because we receive substantially all of our revenue in Renminbi, which currently is not a freely convertible currency, and the PRC government controls the currency conversion and the fluctuation of the Renminbi, we are subject to changes in the PRC’s political and economic decisions.

We receive substantially all of our revenues in Renminbi, which currently is not a freely-convertible currency. The PRC government may, at its discretion, restrict access in the future to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items.

We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment. The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately Renminbi 8.3 per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. There is significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from securities offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In August 2015, the PRC Government devalued its currency by approximately 3%, represented the largest yuan depreciation for 20 years. Concerns remain that China’s slowing economy, and in particular its exports, will need a stimulus that can only come from further cuts in the exchange rate.

In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss, which is recorded as a component of other comprehensive income. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all.

We are subject to the environmental protection laws of the PRC that may be costly to comply with and may adversely affect our manufacturing operations.

Our manufacturing process may produce by-products, such as effluent, gases and noise, which are harmful to the environment. We are subject to multiple laws governing environmental protection, such as “The Law on Environmental Protection in the PRC” and “The Law on Prevention of Effluent Pollution in the PRC,” as well as standards set by the relevant governmental bodies determining the classification of different wastes and proper disposal. We have properly attained a waste disposal permit for our manufacturing facility, which details the types and concentration of effluents and gases allowed for disposal. We are responsible for periodically renewing this waste disposal permit. There is no assurance that we will obtain a renewal of the waste disposal permit when the current permit expires in February 2028.

China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. There is no guarantee that future changes in environmental laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Our business’s profitability may be adversely affected if additional or modified environmental control regulations are imposed upon us.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, which were superseded by Notice from SAFE regarding Issues related to Domestic Individual Participating Offshore Public Company Equity Incentive Plan promulgated on February 15, 2012 (“SAFE #7”), or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted stock options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen employees who are granted share options or other equity incentive awards under our 2010 Long-Term Incentive Plan, or PRC optionees, are subject to the Share Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds the Company transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. The Company may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If the Company fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to ~~use Renminbi converted from~~ transfer any foreign currency we hold, ~~including the net proceeds offrom this offering,~~ to ~~fund~~ our ~~PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC Subsidiary~~WFOE, which may adversely affect our liquidity and our ability to fund and expand our business~~, financial condition and results of operations.~~   in China.

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which took effect on the same day. The SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. It is also implemented in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiaries or future capital contributions by us to our WFOE in China. ~~As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Subsidiaries when needed.~~ If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we ~~expect to~~ may receive from ~~this~~ securities offerings to be made outside of China and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

Additionally, China’s Cyber Security Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval. The Company’s management believes that they are currently classified as Level 1.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the Cyberspace Administration of China published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. As we are not a data processing operator in possession of person information, we are not within the expanded scope.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on our business. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, recently, the National People’s Congress released the Personal Information Protection Law (the “PIPL”), which became effective on November 1, 2021. The PIPL creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The PIPL also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the PIPL provides significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and amended in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We are not required to submit an application to CSRC pursuant to the M&A Rules, nor are we subject to the cybersecurity review. However, based on the recent promulgation of the Trial Measures, which ~~are set to be~~became effective on March 31, 2023, we may be required to complete the filing requirements when we have re-financing or any additional offerings in future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Based on our understanding of the Chinese laws and regulations in effect at the time of this report, we will not be required to submit an application to the CSRC for its approval of an offering in a foreseeable future and the listing and trading of our common stock on NYSE American. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and our belief is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules or overseas offering approval. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 28, 2021, the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cyber Security Review, or the New Measures for Cyber Security Review, which came into effect on February 15, 2022 and replace the prior Measures for Cyber Security Review promulgated on April 13, 2020. The New Measures for Cyber Security Review provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine the relevant network products or services or data processing activities affect or may affect national security.

We believe that we are not subject to cybersecurity review, since we (i) are not network platform operators engaging in data processing activities that affect or may affect national security; (ii) are not critical information infrastructure operators purchasing cyber products or services that affect or may affect national security; (iii) are not network platform operators with personal information data of more than one million users and do not need to obtain any permission or approval from the CAC in accordance with the New Measures for Cyber Security Review. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot guarantee the PRC government will have the same analysis and application of law like us.

On December 24, 2021, the China Securities Regulatory Commission, or the “CSRC”, published draft regulations (the “Draft Rules”) on domestic enterprises issuing securities and being listed overseas. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which ~~will take effect~~became effective on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Because we are already publicly listed in the U.S., the Trial Measures do not impose additional regulatory burden on us beyond the obligation to report to the CSRC any future offerings of our securities, or material events such as a change of control or delisting. Despite of the foregoing, we cannot assure you if we will be able to complete the filing procedure in a timely fashion when we are required to do so for any offerings in the future.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the AHFCAA was signed into law.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our auditor, BF Borgers CPA PC, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Colorado, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2022.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC), and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. The PCAOB may reassess its determinations and issue new determinations consistent with the HFCAA at any time.

While the HFCAA and AHFCAA are not currently applicable to the Company because the Company’s current auditors are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA and AHFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our common stock to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on NYSE American earlier than would be required by the HFCAA and AHFCAA. If our common stock is unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the common stock when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the common stock.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008 and amended the Enterprise Income Tax Law of the PRC on December 29, 2018. On December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law of the PRC, or the Implementation Rules, which also became effective on January 1, 2008 and amended the Implementation Rules to the Enterprise Income Tax Law of the PRC on April 23, 2019. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the Enterprise Income Tax Law of the PRC, or the Transition Preferential Policy Circular, which became effective simultaneously with the Enterprise Income Tax Law of the PRC. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and amended Withholding at Source of Income Tax of Non-resident Enterprises on June 15, 2018. The Enterprise Income Tax Law of the PRC imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the Enterprise Income Tax Law of the PRC, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in China. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. It is uncertain to us as to how it will be implemented and the respective tax base and the tax exposure cannot be determined reliably at this stage. In case we are required to pay the income tax on capital gains by the relevant PRC tax authorities, our financial conditions and results of operations could be adversely affected.

Our ability to distribute dividends are to large extent based on the dividends paid to us by our operating entity in China, and its ability to distribute dividends may be limited by the PRC laws.

As we are a holding company with all of business operations conducted in PRC by Helpson, which is our wholly-owned subsidiary, we depend on its dividend issuance to us to pay the dividends to our investors. According to the PRC Company Law and Foreign Investment Law, our PRC subsidiary, as a foreign-invested enterprise, or FIE, we may only pay dividends out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. In addition we are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. The reserve funds are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Our ability to distribute dividends may be restricted because of the above-mentioned regulations. We may even cannot distribute dividends if we are suffering loss in certain fiscal year in the future.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.

Under the new EIT law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for tax purposes. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is that of a holding company, and the capital gain derived by our overseas stockholders would be deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax at the rate of up to 10%. If we are required under the new EIT law to withhold PRC income tax on our dividends payable to our foreign stockholders who are “non-resident enterprises”, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to our Common Stock

We may be held in default on our convertible note, which could trigger penalties that worsen our financial condition and potentially disqualify us from listing on the stock exchange where we are currently listed.

On November 17, 2021, we entered into a Securities Purchase Agreement pursuant to which we issued an unsecured convertible promissory note (the “Convertible Note”) to an institutional accredited investor Streeterville Capital, LLC (“Streeterville”). The Convertible Note was due on February 17, 2023. The parties are in negotiation in extending the Convertible Note. There can be no assurances that these negotiations will be successful. The Convertible Note has a principal balance of $3,800,000 at December 31, 2022.

Although no event of default has occurred as of the date herein, pursuant to the terms of the Convertible Note, upon our failure to pay back the Convertible Note upon due, Streeterville can, at its sole discretion, send us a notice which turns this into an Event of Default (“Event of Default”), which would give us 10 days to cure. As of the date herein, Streeterville has not sent such a notice and therefore no Event of Default has occurred. If an Event of Default occurs and is not cured within the 10-day notice period, pursuant to the terms of the Convertible Note Streeterville can impose additional interest payments and other penalties upon us.

Such penalties, as well as other similar penalties that could be imposed upon us as a result of our ongoing negotiations to extend the Convertible Note, if and when imposed by Streeterville, could worsen our financial conditions by consuming or tying up our cash reserve, cash flow, and assets, as well as dilute our existing shareholders if Streeterville initiates conversion of some or part of the Convertible Note into our equity securities. Thus, such penalties could generally and negatively impact the operation of our business and the public trading price of our common stock. Particularly, it could cause the values of our shareholder’s equity and market capitalization to decline further. As a result of such decline, we may become unable to satisfy the continuous listing standards of the stock exchange where we are currently listed, which would further negatively impact the operation of our business and the public trading price of our common stock.

The market price for our common stock may be volatile which could result in a complete loss of your investment.

The market price for our common stock is highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	announcements of new products by us or our competitors;

●	changes in financial estimates by securities analysts;

●	conditions in the pharmaceutical market;

●	changes in the economic performance or market valuations of other companies involved in pharmaceutical production;

●	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	economic, regulatory and political developments;

●	addition or departure of key personnel, or

●	potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may issue additional shares of our capital stock to raise additional cash for working capital; if we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in the company.

We may issue additional shares of our capital stock to raise additional cash for working capital. There is no anti-dilution protection or preemptive rights in connection with our common stock. Thus, the percentage ownership of existing holders of common stock may be diluted in their respective percentage ownership in us if we issue additional shares of our capital stock.

A large portion of our common stock is controlled by a small number of stockholders and as a result, these stockholders are able to influence and ultimately control the outcome of stockholder votes on various matters.

A large portion of our common stock is held by a small number of stockholders. For instance, Zhilin Li, our Chief Executive Officer, holds 16.31%, and Heung Mei Tsui, a member of our Board of Directors, holds 11.00% of our common stock, respectively, as of the date hereof. As a result, these two stockholders are able to significantly influence the outcome of stockholder votes on various matters, including the election of directors and other corporate transactions including business combinations. In addition, the occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock which can in turn affect the market price of our common stock.

We are likely to remain subject to “penny stock” regulations and as a consequence there are additional sales practice requirements and additional warnings issued by the SEC.

If at any time we have net tangible assets of $5,000,000 or less and the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the “penny stock” rules of the SEC. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a stockholder’s ability to resell the common stock.

There can be no assurance that our common stock will qualify for exemption from the “penny stock” rules. In any event, even if our common stock is exempt from such rules, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of a “penny stock” if the SEC finds that such a restriction would be in the public interest.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market.

We are responsible for the indemnification of our officers and directors under certain circumstances which could result in substantial expenditures, which we may be unable to recoup.

Our bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.

We have identified material weaknesses in our internal control over financial reporting, which could affect our ability to ensure timely and reliable financial reports, affect the ability of our auditors to attest to the effectiveness of our internal controls should we become an accelerated filer in the future, and weaken investors’ confidence in our financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies in their annual reports to include a report of management on the reporting company’s disclosure controls and procedures and internal controls over financial reporting. We became subject to this requirement commencing with our fiscal year ended December 31, 2007 and a report of our management is included under Item 9A. “Controls and Procedures” of this Annual Report on Form 10-K. As set forth in such report, our management has concluded that our internal controls over financial reporting were not effective as of December 31, 2022, and there existed a material weakness in our internal control over financial reporting as of December 31, 2022.

We are taking appropriate actions to internally training related personnel, such as Chief Financial Officer, to remediate such material weakness; however, such measures may not be sufficient to address the material weaknesses identified or ensure that our controls and procedures are effective. We may also discover other material weaknesses in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in the implementation of such controls, could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements and affect the ability of our auditors to attest to the effectiveness of our internal control over financing reporting to the extent we become an accelerated filer in the future. In addition, substantial costs and resources may be required to rectify any internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our common stock could decline significantly, and our business and financial condition could be adversely affected.

There is substantial doubt about our ability to continue as a going concern.

Our auditors have indicated in their report on our financial statements for the years ended December 31, 2022 and 2021 that conditions exist that raise substantial doubt about our ability to continue as a going concern as discussed in Note 1 to the financial statements. The Company incurred recurring losses from operations, has net current liabilities and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern.

To alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, management plans to enhance the sales model of advance payment, and further strengthen its collection of accounts receivable. Further, the Company is currently exploring strategic alternatives to accelerate the launch of comprehensive healthcare products. In addition, management believes that the Company’s existing fixed assets can serve as collateral to support additional bank loans. While the current plans will allow the Company to fund its operations in the next twelve months, there can be no assurance that the Company will be able to achieve its future strategic alternatives raising substantial doubt about its ability to continue as a going concern.

If we are unable to generate enough cash or obtain additional sufficient funding, we would need to scale back or eliminate our business plan, reduce our operating costs and headcount, or discontinue or curtail our operations. Accordingly, our business, prospects, financial condition and results of operations could be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We do not anticipate paying cash dividends on our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Accordingly, investors must rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.

Historically, the SEC has taken the position that Rule 144 under the Securities Act, as amended, is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies like us, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. The SEC has codified and expanded this position in its amendments effective on February 15, 2008 and applies it to securities acquired both before and after that date by prohibiting the use of Rule 144 for resale of securities issued by shell companies (other than business transaction related shell companies) or issuers that have been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met: the issuer of the securities that was formerly a shell company has ceased to be a shell company; the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. As such, due to the fact that we had been a shell company prior to October 2005, holders of “restricted securities” within the meaning of Rule 144, when reselling their shares pursuant to Rule 144, shall be subject to the conditions set forth herein.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Smaller reporting companies are not required to provide the information required by this item.

ITEM 2. PROPERTIES.

There is no private land ownership in the PRC. All land is either owned by the government of the PRC on behalf of all Chinese citizens or collectively owned by farmers. However, land use rights may be allocated by the PRC State Land Administration Bureau or its authorized branches. Helpson was granted land use rights by the PRC government for approximately 22,936 square meters (approximately 246,881 square feet) of land located on Plot C09-2 in the Haikou Bonded Zone, Hainan Province, PRC in 2003. These land use rights will expire on September 10, 2063.

Helpson owns two production facilities in Haikou, Hainan Province, PRC, one of which has a construction area of 663.94 square meters and is located on the 6th floor of Standard Plant Building B, Jinpan Industrial Development Zone. The other factory, located on Plot C09-2 in the Haikou Bonded Zone, has two buildings with production area of 20,282.42 square meters, certificate number HK477872, and 6,593.20 square meters, certificate number HK122889.

In addition, Helpson rents offices located on the second floor of the Jiahai Building owned by Hainan Zhongfu Foreign Export Personnel Service Center (the “Center”) as its principal executive offices. Monthly rent at this facility is RMB 5,580 (approximately $843). The original term of the lease was 3 years, from December 1, 2010 to November 30, 2013. On December 31, 2011, this lease was superseded by a new lease, for a term of nine years, for office spaces on the second floor and the entire third floor at a monthly rent of RMB 20,000 (approximately $2,941), with a 5% increase every two years from the fourth year until the end of the term (the “2011 Lease”). On May 2, 2018, the 2011 Lease was superseded by a new lease, for a term of three years ending June 30, 2021, for office spaces on the second and third floor at a monthly rent of RMB 16,000 (approximately $2,319), and RMB 30,000 (approximately $4,349), respectively. The aggregate area of the office space rented by Helpson is 1,686 square meters (16,812 square feet). On July 10, 2021, the 2011 Lease was further extended to June 30, 2023 for a term of two years and the monthly rent of RMB 47,600 (approximately $7,461).

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business. However, we anticipate a potential need for expansion and additional space as our production increases.

Mortgaged Property

On September 18, 2021 the Company obtained a line of credit for RMB 10 million (approximately $1.54 million) with Bank of China. The loan bears interest at the rate of 3.85% per annum. The line of credit was paid in full on the due date of September 18, 2022. On September 30, 2022 the Company received a new line of credit in the same amount. The loan bears interest at the rate of 3.45% and is due September 28, 2023.The loan is collateralized by the Company’s new production facility and the included production line equipment and machinery. In addition, the Company’s Chief Executive Officer and Chair of the Board personally guaranteed the new line of credit. Total interest paid on this loan was $54,923 and $15,582 for the years ended December 31, 2022 and 2021, respectively.

The loans referred to above are set forth in the table below:

Total Amount of the Line of Credit	Lending Institution	Contract Period	Interest Rate	Properties under Mortgage
RMB 10 million (Approximately $1.54 million)	Bank of China	September 30, 2022 to September 28, 2023	3.45%	Helpson’s new factory: 20,282.42 square meters (Certificate #: HK477872) Production line equipment and machinery included in the facility

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. However, we are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our shares began trading on the NYSE American (Formerly known as NYSE Amex, NYSE MKT) on September 30, 2009 under the symbol “CPHI”. Prior to September 30, 2009, our shares traded on the OTC Bulletin Board under the symbol “CPHI.OB.”

Holders

As of March 24, 2023 there were approximately 134 stockholders of record of our common stock and an indeterminate number of beneficial holders who held our common stock in street name.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equinity Trust Company, with offices located at 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209. Their telephone number is (303) 282-4800 and fax number is (303) 282-5800.

Dividend Policy

We have never paid or declared any dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. As a result of our holding company structure, we would rely entirely on dividend payments from our subsidiaries, Onny Investment Ltd. and Hainan Helpson Medial & Biotechnology Co., Ltd., for our cash flow to pay dividends on our common stock. The PRC government imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC, which may also affect our ability to pay cash dividends in the future.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans not approved by security holders	-	-	-
Equity compensation plans approved by security holders	-	-	13,540,000
Totals	-	-	13,540,000

ITEM 6. [Reserved]

’

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The statements contained in this report with respect to our financial condition, results of operations and business that are not historical facts are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology, such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “seek,” “estimate,” “project,” “could,” or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the readers that any such forward-looking statements contained in this report reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employees, and general business factors affecting our operations, markets, growth, services, products, licenses and other factors, some of which are described in this report and some of which are discussed in our other filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are only estimates or predictions. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of risks facing our company, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. All written and oral forward-looking statements made in connection with this report that are attributable to our company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by applicable law or regulation.

Business Overview & Recent Developments

We are principally engaged in the development, manufacture and marketing of pharmaceutical products for human use in connection with a variety of high-incidence and high-mortality diseases and medical conditions prevalent in the People’s Republic of China (the “PRC”). All of our operations are conducted in the PRC, where our manufacturing facilities are located. We manufacture pharmaceutical products in the form of dry powder injectables, liquid injectables, tablets, capsules, and cephalosporin oral solutions. The majority of our pharmaceutical products are sold on a prescription basis and all of them have been approved for at least one or more therapeutic indications by the National Medical Products Administration (the “NMPA”, formerly China Food and Drug Administration, or CFDA) based upon demonstrated safety and efficacy.

~~China's~~China’s consistency evaluation of generic drugs continues to proceed in 2022. The supporting policies from central and provincial governments were constantly issued, including polices regarding consistency evaluation for injectable products. We have always taken the task of promoting the consistency evaluation as a top priority, and worked on them actively. However, for each drug’s consistency evaluation, due to the continuous dynamic changes of the detailed consistency evaluation policies, market trends, expected investments, and expected returns of investment (“ROI”) the whole industry, including us, has been making slow progress in terms of the consistency evaluation. We have submitted application documents to NMPA at the end of 2021, and passed the clinical verification of the drug by NMPA in June 2022. We had completed the supplementary documents as required by the NMPA in early November 2022We had completed the registration inspection and quality standard review of the Institute for Drug Control on February 2023, and are currently undergoing technical review and waiting for on-site verification.

We have taken a more cautious and flexible attitude towards initiating and progressing any project for existing products’ consistency evaluation to cope with the changing macro environment of drug sales in China. Since trial Centralized Procurement (“CP”) activities were initiated in 2018 in 11 cities (including 4 municipalities and 7 other cities), eight rounds of CP activities have been carried out throughout China by the end of 2022, which significantly reduced the price of the drugs that won the bids. In addition, the consistency evaluation has been adopted as one of the qualification standards for participating in the CP activities. As a result, we need to balance at least the two factors above (namely, the investment of financial resources and time to obtain the qualification of CP, and the sharp decline in the price of drugs included in CP) before making decisions for any products.

In addition, we continue to explore the field of comprehensive healthcare. Comprehensive healthcare is a general concept proposed by the Chinese government according to the development of the times, social needs and changes in disease spectrum. According to the Outline of ~~"~~“Healthy China 2030~~"~~” issued by Chinese government in October 2016, the total size of ~~China's~~China’s health service industry will reach RMB 16 trillion (approximately 2.5 trillion) by 2030. This industry focuses on ~~people's~~people’s daily life, aging and diseases, pays attention to all kinds of risk factors and misunderstandings affecting health, calls for self-health management, and advocates the comprehensive care throughout the entire process of life. It covers all kinds of health-related information, products and services, as well as actions taken by various organizations to meet the health needs. In response to this trend, we launched Noni enzyme, a natural, Xeronine-rich antioxidant food supplement at the end of 2018. We also launched wash-free sanitizers and masks, in 2020, to address the market needs caused by COVID-19 in China. With Chinese government officially terminated its zero-case policy, now the responsibility to protect people from the impact of COVID-19 falls more to the citizens themselves, and masks and sanitizers have been more and more popular. We have sufficient production capacity for medical masks, surgical masks, KN95 masks, and N95 masks, which meets the personal needs for protection against the epidemic outbreak. Thanks to the green channel provided by Hainan Medical Products Administration, we received the Registration Certificate of N95 medical protective mask at the fastest speed by the end of 2022, when the infection of COVID-19 has surged in China.

We will continue to optimize our product structure and actively respond to the current health needs of human beings.

Market Trends

As a generic drug company, we are presented with a huge domestic market. We believe that through further upgrades and better conformity with Chinese consistency evaluations, which are based on European and American production standards, we will be able to export our products to overseas markets. In China’s market, we believe that in the future, cost management and control ability will gradually become important factors in determining the competitiveness of generic pharmaceutical enterprises. Although price control leads to a decline in the profitability, the CP’s winning enterprise has a good chance of achieving price-for-volume in order to increase its market share and support its continuous innovation and transformation. On a separate note, rising and advancing consumer demand in China drives the increase of discretionary consumption. With the improvement of ~~residents'~~residents’ quality of life, the healthcare demand is also changing. We believe that there is a large number of unmet demands in comprehensive healthcare and internet healthcare sectors.

In addition, the Office of the State Council issued “Pilot Plan for Marketing Authorization Holders” on May 24, 2016, allowing eligible drug research and development institutions and scientific researchers to become Marketing Authorization Holders (“MAH”) by obtaining drug marketing authorization and drug approval numbers from the State Council. This policy uses a management model of separating drug marketing authorization and drug production licenses, thereby allowing MAHs to produce pharmaceuticals themselves or to consign production to other pharmaceutical manufacturers. This policy not only transitions our production practices to meet the European and United States standards by separating drug approval and production qualifications, thereby changing the existing model of bundling drug approval numbers to pharmaceutical manufacturers in China, but also serves as a supplement to the ongoing consistency evaluations policy.

In general, demand for pharmaceutical products continues its steady growth in China. We believe the ongoing generic drug consistency evaluations and reform of China’s drug production registration and review policies will have major effects on the future development of our industry and may change its business patterns. We will continue to actively adapt to the national policy guidance and further evaluate market conditions for our existing products then adjust accordingly, and compete in the market in order to optimize our development strategy.

Results of Operations for the Fiscal Year ended December 31, 2022

Revenue

Revenue was $8.1 million for the year ended December 31, 2022, which represented a decrease of $1.5 million, as compared to $9.6 million for the year ended December 31, 2021. This decline was mainly due to exchange rate changes, resurgence of COVID-19 in many cities in China, including Haikou, the city where our operations and manufacturing located, and ~~China's~~China’s strict epidemic isolation and control, which made offline activities difficult to carry out, and pharmacies and hospitals implementing strict controls.

Set forth below are our revenues by product category in millions (USD) for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Net	%
Product Category	2022	2021	Change	Change
CNS Cerebral & Cardio Vascular	1.70	2.68	-0.98	-37%
Anti-Viral/ Infection & Respiratory	4.94	5.22	-0.28	-5%
Digestive Diseases	0.40	0.37	0.03	8%
Other	1.06	1.37	-0.31	-23%

The most significant revenue decrease in terms of dollar amount was in our “CNS Cerebral & Cardio Vascular”, which generated $1.70 million in sales revenue in 2022 compared to $2.68 million in 2021, a decrease of $0.98 million. This decrease was mainly due to a decrease in sales of our Alginic Sodium Diester due to market fluctuation.

Sales revenue of our “Anti-Viral/ Infection & Respiratory” product category was $4.94 million in 2022, compared to $5.22 million in 2021, which represented a decrease of $0.28 million. This decrease was mainly due to a decrease in sales of our Cefaclor due to market fluctuation, and change in foreign exchange rate.

Sales revenue in the “Other” category was $1.06 million in 2022, which represented a decrease of $0.31 million compared to $1.37 million in 2021. This decrease was mainly due to the sales decrease of Vitamin B6 in fiscal year 2022, caused by the implementation of centralized procurement policy, a stricter drug centralized procurement policy, as well as market fluctuation.

Our “Digestive Diseases” category generated $0.40 million of sales revenue in 2022, which represented an increase of $0.03 million compared to $0.37 million in 2021. This increase was mainly due to an increase in sales of our Tiopronin due to market fluctuation.

	Year Ended December 31,
Product Category	2022	2021
CNS Cerebral & Cardio Vascular	21%	28%
Anti-Viral/ Infection & Respiratory	61%	54%
Digestive Diseases	5%	4%
Other	13%	14%

For the year ended December 31, 2022, revenue breakdown by product category experienced certain variances compared with that of the prior year. Sales in the “Anti-Viral/Infection & Respiratory” product category represented 61% and 54% of total sales in the years ended December 31, 2022 and 2021, respectively. The “CNS Cerebral & Cardio Vascular” category represented 21% of total revenue in 2022, compared to 28% in 2021. The “Digestive Diseases” category represented 5% and 4% of total revenue in 2022 and 2021, respectively. The “Other” category represented 13% and 14% of revenues in 2022 and 2021, respectively.

Cost of Revenue

For the year ended December 31, 2022, our cost of revenue was $8.6 million, or 106.1% of total revenue, which represented a decrease of $0.7 million from $9.3 million, or 96.4% of total revenue, in 2021. The increase in the proportion of costs to revenue is mainly due to the decline in revenue.

Gross Profit (Loss) and Gross (Loss) Margin

Gross loss for the year ended December 31, 2022 was $0.5 million, compared to gross profit of $3.0 million in 2021. Our gross loss margin in 2022 was 6.1%, compared to gross profit margin of 3.6% in 2021. The decrease in our profit and our gross margin was mainly due to the decrease in the sales price of main products and the increase in the purchase price of main raw materials.

Selling Expenses

Our selling expenses for the year ended December 31, 2022 were $1.1 million, a decrease of $0.4 million compared to $1.5 million for the year ended December 31, 2021. Selling expenses accounted for 13.2% of the total revenue in 2022 compared to 15.5% in 2021. Because of adjustments in our sales practices and Chinese national centralized drug procurement, we reduced selling expenses to efficiently support our sales and the collection of accounts receivable. Especially in the context of the increasing impact of centralized drug procurement, like other players in the industry, we have reduced the promotion expenses.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2022 was $1.9 million, compared to $1.7 million for the year ended December 31, 2021. General and administrative expenses accounted for 23.4% and 17.1% of our total revenues in 2022 and 2021, respectively.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2022 was $0.19 million, compared to $0.32 million in 2021. Research and development expenses accounted for 2.3% and 3.3% of our total revenues in 2022 and 2021, respectively. These expenditures were mainly spent on the consistency evaluation of our existing products.

Bad Debt Benefit

Our bad debt benefit for the year ended December 31, 2022 was $93,851, as compared to $255,215 in 2021.

In general, our normal customer credit or payment terms are 90 days. This has not changed in recent years. ~~Due to the peculiar environment affecting the Chinese pharmaceutical market, deferred payments to pharmaceutical companies by state-owned hospitals and local medicine distributors are common.~~Such relatively long credit term is due to the peculiar environment affecting the Chinese pharmaceutical market, as deferred payments by state-owned hospitals to local drug distributors are common, and their deferred payments will indirectly delay the payments from our customers to us. Due to the timeliness requirements of the NMPA for logistics of drug sales, Helpson, like most other pharmaceutical companies in China, sells substantially all the drugs to local drug distributors, certified by GSP (Good Supply Practice), the standard of products supply, which is a standard protocol to control the quality of the products during circulation. These GSP certified distributors then sell the drugs to state-owned hospitals. The GSP certified distributors’ payments to us are usually delayed as they will pay us after they receive payment from the state-owned hospitals. Therefore, as most of our customers are GSP certified distributors, we adopt a unified policy for bad debt allowance reserves for GMP’s customers who are typically GSP certified distributors.

The amount of net accounts receivable that were past due (or the amount of accounts receivable that were more than 180 days old) was $0.03 million and $0.11 million as of December 31, 2022 and 2021, respectively.

The following ~~table illustrates~~tables illustrate our accounts receivable aging distribution in terms of the percentage of the total accounts receivable, respective gross accounts receivables as well as the allocated allowance for doubtful accounts as of December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021

1 - 180 Days	2.28%	3.17%
180 - 360 Days	0.16%	0.11%
360 - 720 Days	0.13%	0.24%
> 720 Days	97.44%	96.48%
Total	100.00%	100.00%

	Gross Accounts Receivable Amount		Allocated Allowance for Doubtful Accounts
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
1-180 Days	391,046.24	-	-	-
180-360 Days	26,662.04	20,205.56	2,666.20	2,020.54
360-720 Days	21,628.33	46,531.35	15,139.83	32,571.93
Over 720 Days	16,721,720.98	18,356,473.94	16,721,720.98	18,278,114.53
Total	17,161,057.58	18,423,210.85	16,739,527.01	18,312,707.00

Our bad debt allowance estimate practice is that we consider accounts receivable balances aged within 180 days current, except for any individual uncollectible account assessed by management. We account for the following respective percentage as bad debt allowance based on age of the accounts receivables: 10% of accounts receivable that are between 180 days and ~~365~~360 days old, 70% of accounts receivable that are between ~~365~~360 days and 720 days old, and 100% of accounts receivable that are greater than 720 days old.

Our allowance for doubtful accounts as a percentage of accounts receivable was 97.5% and 96.2% as of December 31, 2022 and 2021, respectively. The increase of 1.3% is due to a higher percentage of accounts receivable over 720 days old.

We conduct analysis and review on accounts receivables for customers on a specific, per-customer basis in the fourth fiscal quarter of each fiscal year. For customers (i) whose business license has been cancelled or expired; (ii) whose key business certificates such as GSP (Good Supply Practice) license have been invalid or revoked; (iii) who have no ability to continue operations, or (iv) who are encountering other issues that lead to accounts receivable unrecoverable, the receivable will be written-off as per the resolution of our Board of Directors.

We recognize bad debt expenses per actual write-offs as well as changes of allowance for doubtful accounts. To the extent that our current allowance for doubtful accounts is higher than that of the previous period, we recognize a bad debt expense for the difference during the current period, and when the current allowance is lower than that of the previous period, we recognize a bad debt credit for the difference. The allowance for doubtful account balances were $16.7 million and $18.3 million as of December 31, 2022 and December 31, 2021, respectively. The changes in the allowances for doubtful accounts during the years ended December 31, 2022 and 2021 were as follows:

	For the Fiscal Years Ended
	December 31,
	2022	2021
Balance, Beginning of Period	$18,312,707	$18,150,493
Bad debt expense	(93,851)	(255,215)
Bad debt write-offs	0	0
Foreign currency translation adjustment	(1,479,329)	417,429
Balance, End of Period	$16,739,527	$18,312,707

Our bad debt expenses for the year ended December 31, 2022 was negative $93,851, as compared to negative $255,215 in 2021. The decrease in bad debt expenses was due to an overall decrease in the balance of accounts receivable, most significantly in balances aged over 720 days old.

Loss from Operations

Our operating loss for the year ended December 31, 2022 was $3.5 million, compared to an operating loss of $2.9 million in 2021. The increase in Loss from Operations was mainly due to the decrease in revenue in 2022.

Net Interest Expense

Net interest expense was $0.42 million for the year ended December 31, 2022 and $0.54 million for the year ended December 31, 2021.

Net Loss

Net Loss for year ended December 31, 2022 was $4.0 million, compared to net loss of $3.4 million for the year ended December 31, 2021. The increase in net loss was mainly a result of the decrease in revenue.

Loss per basic and diluted common share was $0. 76 for the year ended December 31, 2022 and $0.74 for the year ended December 31, 2021, respectively.

The number of basic and diluted weighted-average outstanding shares used to calculate loss per share was 5,256,855 for 2022, as compared to 4,612,926 for 2021.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations, bank lines of credit and the Convertible Note Payable. Currently the Company has not witnessed or expected to encounter any difficulties to refinance those lines of credit this year. In addition to the aggregated advance of $1,425,123 from our CEO as of December 31,2021, we received some temporary advances from and made several repayments to her in the twelve months ended December 31, 2022. As of December 31, 2022, the aggregated advance from our CEO was $1,121,273 for use in operations. Our cash and cash equivalents were $2.0 million, representing 11.3% of our total assets, as of December 31, 2022, as compared to $4.9 million, representing 21.5% of our total assets as of December 31, 2021. All of the $2.0 million of cash and cash equivalents as of December 31, 2022 are considered to be reinvested indefinitely in the Company’s Chinese subsidiary, Helpson and are not expected to be available for payment of dividends or for other payments to its parent company or to its shareholders.

The Company obtained various lines of credit in details described under Note 7 to its condensed consolidated financial statements contained in this report which is incorporated by reference herein.

The Company issued a convertible note to an institutional accredited investor as disclosed in Note 8 to the condensed consolidated financial statements contained in this report which is incorporated by reference herein.

Although the Company obtained the convertible note and additional lines of credit in 2021, there can be no assurance that the Company will be able to achieve its future strategic goal to accelerate the launch of nutrition products. This raises substantial doubt about the Company’s ability to continue as a going concern. Although our Chairperson and Chief Executive Officer had advanced funds for working capital during the year ended December 31, 2022, there can be no assurances that this will be the case in the future. We may seek additional debt or equity financing as necessary when we believe the market conditions are the most advantageous to us and/or require us to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our business objectives. There can be no assurance that any additional financing will be available on acceptable terms, if at all.

Operating Activities

Net cash used in operating activities was $0.41 million in the year ended December 31, 2022, compared to $0.25 million in 2021.

As of December 31, 2022, our net accounts receivable was $0.4 million, a decrease of $0.3 million from $0.7 million as of December 31, 2021.

As of December 31, 2022, total inventory was $2.9 million, compared to $3.3 million as of December 31, 2021.

Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $0.40 million, compared to $0.44 million for the year ended December 31, 2021. The payments in 2022 were mainly due to the purchase of equipment.

Financing Activities

Cash flow used in financing activities was $1.77 million in the year ended December 31, 2022; compared to cash flow generated in financing activities of $4.60 million in the year ended December 31, 2021. This change was mainly because of a convertible debt issued in 2021, and the payback of certain bank loans in 2022.

According to relevant PRC laws, companies registered in the PRC, including our PRC subsidiary, Helpson, are required to allocate at least ten percent (10%) of their after-tax net income, as determined under the accounting standards and regulations in the PRC, to statutory surplus reserve accounts until the reserve account balances reach fifty percent (50%) of the companies’ registered capital prior to their remittance of funds out of the PRC. Allocations to these reserves and funds can only be used for specific purposes and are not transferrable to the parent company in the form of loans, advances or cash dividends. As of December 31, 2022 and December 31, 2021, Helpson’s net assets totaled $(190,000) and $3,447,000, respectively. Due to the restriction on dividend distribution to overseas shareholders, the amount of Helpson’s net assets that was designated for general and statutory capital reserves, and thus could not be transferred to our parent company as cash dividends, was 50% of Helpson’s registered capital, which was both $8,145,000 as of December 31, 2022 and December 31, 2021, respectively. The amount that Helpson must set aside for the statutory surplus fund accounts is (4,279)% and 236% of its total net assets. There were no allocations to the statutory surplus reserve accounts during the twelve months ended December 31, 2022.

The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. Our businesses and assets are primarily denominated in RMB. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires the submission of a payment application form together with certain invoices and executed contracts. The currency exchange control procedures imposed by Chinese government authorities may restrict the ability of Helpson, our Chinese subsidiary, to transfer its net assets to our parent company through loans, advances or cash dividends.

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

~~Management's~~Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. Please refer to Note 1 to our consolidated financial statements, “Organization and Significant Accounting Policies” for the discussion of our critical accounting policies. .

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Smaller reporting companies are not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated balance sheets, as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and 2021, together with the related notes and the report of our independent registered public accounting firms, are set forth on the “F” pages of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and interim Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and interim Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended due to the material weakness in our internal control over financial reporting discussed below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of a company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected in a timely manner. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Therefore, any current evaluation of controls cannot and should not be projected to future periods.

Management assessed our internal control over financial reporting as of the year ended December 31, 2022. In making this assessment, management used the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework.” The 2013 COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on management’s assessment using the COSO criteria, management has concluded that our internal control over financial reporting was not effective as of December 31, 2022, to allow our management, employees and consultants, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely and reasonable basis and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our Chief Executive Officer and interim Chief Financial Officer has determined there existed a material weakness in our internal control over financial reporting as of December 31, 2022, with respect to our lack of accounting financial reporting personnel knowledgeable in US GAAP. As of the date of this report, we are undertaking steps to address the aforementioned material weaknesses by obtaining education and training for our personnel regarding the proper accounting under U.S. GAAP and reviewing the processes to correct the identified weaknesses. Notwithstanding these material weaknesses, management has concluded that our consolidated financial statements included in this annual report are fairly stated in all material respects in accordance with U.S. GAAP for each period presented herein.

Because we are a smaller reporting company, this Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

General

Listed below are the names and ages of all our directors and executive officers as of March 24, 2023, along with their positions, offices and term:

Name	Age	Position
Zhilin Li	70	Chairman, President, Chief Executive Officer and interim Chief Financial Officer
Heung Mei Tsui	66	Director
Gene Michael Bennett	75	Independent Director
Yingwen Zhang	78	Independent Director
Baowen Dong	82	Independent Director

All of our independent directors hold offices until our next annual meeting of the stockholders, at which a successor will be duly elected and qualified or until his or her earlier resignation, removal from office, death or incapacity. Non-independent directors will hold office for a term of three (3) years or when their respective successors shall have been elected and shall qualify, or upon their prior death, resignation or removal. Directors may be re-elected for successive terms. Officers serve at the discretion of the board of directors.

The following sets forth biographical information regarding the above directors and executive officers.

Zhilin Li is the Chairman, President, Chief Executive Officer and interim Chief Financial Officer of our company. She has served as a director since 2006 and as the President and Chief Executive Officer since 2005. She was a founder of Helpson, and served as Chairman and Chief Executive Officer of Helpson from 1993 to 2005. Ms. Li was formerly the president of Haikou Bio-Engineering Institute as well as the vice president of Sichuan Institute of Biology. She graduated from Sichuan University with a degree in biology.

Heung Mei Tsui has served as a director of the Company since April 28, 2009. Previously, Ms. Tsui served as a member of our board from October 2005 to February 2008. Ms. Tsui has been a self-employed businesswoman engaged in strategic investments and was previously engaged in the pharmaceutical chemical raw material import/export business. Ms. Tsui graduated from Hunan Financial& Economic College in 1982.

Gene Michael Bennett has served as our independent director since February 2008. Presently, Mr. Bennett is Chairman of the board of directors for Bonita Healthcare Ltd, Houston, Texas, USA, and Chairman of the Board of Redwood Senior Living Inc. located in Alameda County, California, USA. From 2013 through 2015 Mr. Bennett served as part-time CFO for Kang Jia Fu, Royal Traditional Health Investment Management Co. Ltd, located in Wuxi, Jiangsu Province, China and advisor to Swiss Capital Asia, located in Hong Kong. From 2009 through 2013, Mr. Bennett served as the CEO of American General Business Association, located in Beijing, China. Mr. Bennett was a partner of Nexis Investment Consulting Corporation based in Beijing from 2004-2009. He was a partner of ProCFO Company based in California which provided contract chief financial officer service for firms during 2000-2004. During 1998-2000, he was a basic law, accounting and tax professor at University of Hawaii, and an accounting, tax and audit professor at Chaminade University of Honolulu, Hawaii, USA. In addition, he previously served as the chief financial officer and member of the board of directors of Argonaut Computers in Southern California. Mr. Bennett worked as an accounting and audit professor at Chapman University and an accounting, tax, and audit professor at California State University at Fullerton. He also acted as chief financial officer and a board member of the National Automobile Club. Mr. Bennett graduated from Michigan State University with an MBA in Finance and BA in Accounting. He obtained his CPA license from the State of Colorado, which is currently inactive.

Yingwen Zhang has served as our independent director since February 2008. He also currently serves as a consultant of Shanghai Reseat Medical Tech Co. Ltd., a medical device producer. He acted as Senior Consultant and Chairman of HSE (Health Safe and Environment) Committee of SINOFERT Holdings Limited (HKG: 0297) of SINOCHEM Group from October 2005 to June 2009. He served as an independent director of a public company, Chongqing New Energy Co., Ltd. (SH.600847), from 2007 to 2018. Additionally, Mr. Zhang was appointed as the Commercial Counselor of the China Embassy in Malaysia from March 2000 through October 2005. Prior to that, from 1988 to 2000, Mr. Zhang was appointed as the Director-General to Sichuan Provincial Foreign Trade and Economic Cooperation Bureau (the Commercial Bureau of Sichuan Province, China). In his early career he was a chemical engineer and senior economist, and then became a senior manager for several chemical corporations in China. From 1983 to 1988, Mr. Zhang served as vice CEO and then CEO of a large nature gas-chemical state owned enterprise (SOE) in the PRC affiliated with the SINOPEC Group. Mr. Zhang graduated from the Chemical Engineering Department of Tianjin University in 1967.

Baowen Dong has served as our independent director since February 2008. Mr. Dong participated on the expert team of the Sichuan University from 2003 to 2008, doing teaching evaluation and assessment work in Engineering and Medical Science faculty. In the past few years, Mr. Dong has focused on the research of China’s Health Care Reform. Previously, he concentrated on biomedical and medical information researches. Mr. Dong has had different roles in areas of teaching and research, including serving as a department head and a professor, at Sichuan University from 1974 to 2001. Additionally, Mr. Dong was engaged in the field of communication technology from 1966 to 1974. Mr. Dong graduated from Xidian University in 1966.

Family Relationships

There are no family relationships among our directors or executive officers.

Director or Officer Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% a registered class of our equity securities (“Reporting Persons”), to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. The Reporting Persons are also required by SEC rules to furnish us with copies of Section 16(a) forms they file. Based upon a review of the filings made on their behalf during the fiscal year ended December 31, 2022 as well as an examination of the SEC’s EDGAR system Form 3, 4, and 5 filings (including amendments to such forms) and our records, we believe that, during the year ended December 31, 2022, the Reporting Persons met all applicable Section 16(a) filing requirements except for the following: (i) Ke Deng did not timely file Form 3 after being granted 1,552,230 shares on December 30, 2022. However, the Form 3 corresponding to the transaction was subsequently filed on March 9, 2023.

Code of Ethics

On July 8, 2008, we adopted a code of business conduct and ethics for all directors and employees (including officers) within the meaning of the regulations adopted by the SEC under Section 406 of the Sarbanes-Oxley Act of 2002. The code has been designed to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the code to an appropriate person or persons, and (v) accountability for adherence to the code. The application of the code to the persons it applies to may only be waived by our Board of Directors in accordance with SEC regulations and the Sarbanes-Oxley Act of 2002. A copy of the code is available on our website at www.chinapharmaholdings.com or may be obtained by sending a written request to our corporate secretary at China Pharma Holdings, Inc., Second Floor, No. 17, Jinpan Road, Haikou, Hainan Province, China 570216.

Audit Committee

On February 1, 2008, we established an audit committee, which currently consists of our three independent directors: Gene Michael Bennett, Yingwen Zhang and Baowen Dong. Mr. Bennett, the Chairman of the Audit Committee, is an “audit committee financial expert” as defined in Item 401(d)(5) of Regulation S-K promulgated under the Securities Act. The audit committee carries out its responsibilities in accordance with the terms of its Audit Committee Charter, a copy of which attached as Exhibit 99.1 to our Annual Report on Form 10-K filed on March 17, 2009, and available on our website at www.chinapharmaholdings.com.

ITEM 11. EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer during the last two fiscal years in all capacities to our Company and our subsidiaries. No other executive officer received compensation in excess of $100,000 during the fiscal year ended December 31, 2022.

SUMMARY COMPENSATION TABLE

Name and				Stock	Option	Non-Equity Incentive Plan	Nonqualified Deferred	All Other
principal	Year	Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
position	Ended	($)	($)	($)	($)	($)	Earnings ($)	($)	($)

Zhilin Li	2022	225,600						16,000	241,600
Chairman, Chief	2021	225,600	-	-	-	-	-	16,000	241,600
Executive Officer
President and interim Chief Financial Officer

Employment Agreements

Zhilin Li. Hainan Helpson Medical & Biotechnology Co., Ltd., our wholly-owned subsidiary and operating entity in the PRC (“Helpson”), entered into an employment agreement with Ms. Zhilin Li, our Chairman of the Board and Chief Executive Officer. Upon the expiration of the original agreement, Helpson renewed the agreement with Ms. Li on the same terms as the original agreement. The new employment agreement will expire on June 30, 2025. Pursuant to the terms of the new employment agreement, Ms. Li agreed to continue to serve as Helpson’s Chief Executive Officer for a term of five years at an annual salary of RMB800,000. Helpson may adjust Ms. Li’s compensation based upon her production and operating achievement and her technical ability and working performance. Ms. Li’s total annual cash compensation for the fiscal year ended December 31, 2022, when aggregated with her compensation from our U.S. holding company level, was $241,600.

Payments upon Termination or Change-in-Control

PRC Law. Under the applicable laws of the PRC, we must pay severance to all employees who are Chinese nationals and who are terminated with or without cause, or whose employment agreement with us expires and we choose not to continue their employment. The severance benefit required to be paid under the laws of the PRC equals the average monthly compensation paid to the terminated employee (including any bonuses or other payments made in the 12 months prior to the employee’s termination) multiplied by the number of years the employee has been employed with us, plus an additional month’s salary if 30 days’ prior notice of such termination has not been given. However, if the average monthly compensation to be received by the terminated employee exceeds three times the average monthly salary of the employee’s local area, as determined and published by the local government, such average monthly compensation shall be capped at three times the average monthly salary of the employee’s local area. Except as described above, our executive officer does not have any other agreement or arrangement under which she may be entitled to severance payments upon termination of employment.

Outstanding Equity Awards at Fiscal Year-End

None.

Discussion of Summary Compensation and Grants of Plan-based Awards Tables

A summary of certain material terms of our existing compensation plans and arrangements is set forth below.

On November 12, 2010, our Board of Directors adopted, and on December 22, 2010 our stockholders approved the 2010 Long-Term Incentive Plan (the “2010 Incentive Plan”). On October 17, 2019, the Board of Directors approved the First Amendment to the 2010 Incentive Plan (the “Amendment No. 1”), pursuant to which the term of the 2010 Incentive Plan shall be extended to December 31, 2029. The Amendment No. 1 was adopted by the stockholders on December 19, 2019. The 2010 Incentive Plan, as amended, gave us the ability to grant stock options, restricted stock, stock appreciation rights and performance units to employees, directors and consultants, or those who will become employees, directors and consultants of our company and/or our subsidiaries. On October 25, 2021, our Board of Directors approved, and on December 27, 2021 our stockholders adopted the Amendment No.2 to our 2010 Long-Term Incentive Plan to increase the number of shares of the Common Stock, that are reserved thereunder by 500,000 (5,000,000 pre reverse stock split) shares from 400,000 (4,000,000 pre reverse stock split) shares to 900,000 (9,000,000 pre reverse stock split) shares.  On October 27, 2022 the Board of Directors approved and on December 27, 2022, the stockholders adopted the Amended and Restated 2010 Long Term Incentive Plan (the “Plan”) to increase the number of shares of common stock that are reserved thereunder by an additional 500,000 (5,000,000 pre reverse stock split) shares from 900,000 (9,000,000 pre reverse stock split) to 1,400,000 (14,000,000 pre reverse stock split). Through December 31, 2022, there were 490,000 (4,900,000 pre reverse stock split) shares of stock and stock options granted under the Plan.  A total of 66,500 (665,000 pre reverse stock split) options were outstanding as of December 31, 2022 under the Plan. As such, there are 910,000 (9,100,000 pre reverse stock split) additional shares available for issuance under the Plan.

Director Compensation

The following table sets forth information concerning cash and non-cash compensation earned by or paid to our directors during the year ended December 31, 2022.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Heung Mei Tsui	16,000	-	-	-	-	-	16,000
Zilin Li
Gene Michael Bennett	16,000	-	-	-	-	-	16,000
Yingwen Zhang	6,202	-	-	-	-	-	6,202
Baowen Dong	6,202	-	-	-	-	-	6,202

Our directors will also be reimbursed for all of their out-of-pocket expenses in traveling to and attending meetings of our Board of Directors and committees on which they serve.

Ms. Zhilin Li, our Chairman, President and Chief Executive Officer, was also compensated for serving on our board of directors as set forth in the Summary Compensation Table appearing earlier in this Item 11.

Engagement Letters

On December 28, 2021, we renewed the engagement letters with each of our three independent directors. Pursuant to the renewed engagement letters entered into on the same terms and conditions as the previous engagement letters and for a term of one year, each of Mr. Zhang and Mr. Dong is entitled to receive annual compensation of RMB40,000 (approximately $6,202), payable quarterly and Mr. Bennett is entitled to receive annual compensation of $16,000, payable quarterly, and a warrant to purchase 5,000 shares of common stock at an exercise price of $0.45 per share. As of the date of this report, no warrants have been issued to Mr. Bennett.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The following table sets forth certain information as of March 24, 2023, with respect to the beneficial ownership of our common stock, the sole outstanding class of our voting securities, by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) each executive officer and (iv) all executive officers and directors as a group.

As of March 24, 2023, an aggregate of 8,458,094 shares of our common stock were outstanding.

Name and Address of Beneficial Owners(1)(2)	Amount and Nature of Beneficial Ownership	Percent of Class(3)

Directors and Executive Officers

Zhilin Li President, Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board	1,381,000	16.3%

Heung Mei Tsui Director	931,265	11.0%

Yingwen Zhang Director	0	*

Gene Michael Bennett (4) Director	0	*

Baowen Dong Director	0	*
All directors and executive officers as a group (5 persons)	2,312,265	27.3%

Beneficial stockholders with 5% or more ownership

Ke Deng	1,552,229	18.33%
Streeterville Capital LLC(5)	515,909	9.99%

*	Represents less than 1%.

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)	Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares and the address of such person is c/o China Pharma Holdings, Inc., 2nd Floor, No. 17 Jinpan Road, Haikou, Hainan Province, People’s Republic of China 570216.

(3)	In determining the percentage of common stock owned by the beneficial owners, (a) the numerator is the number of shares of common stock beneficially owned by such owner, including shares the owner may acquire, within 60 days of March 24, 2023, upon the exercise of the options or warrants, if any, held by the owner; and (b) the denominator is the sum of (i) the total 8,458,094 shares of common stock outstanding as of March 24, 2023, and (ii) the number of shares underlying any options or warrants, which such owner has the right to acquire upon the exercise of such options or warrants within 60 days of March 24, 2023 (for those who have options or warrants).

(4)	Pursuant to the terms of his engagement letters, Mr. Bennett is entitled to receive warrants to purchase an aggregate of 70,000 shares of our common stock (5,000 shares in each of year between 2008 to 2022 fiscal years). As of the date of this report no such warrants were issued.

(5)	According to the Schedule 13G filed by the shareholder on December 5, 2022, the number of shares of the common stock beneficially owned by Streeterville as of the date above was 515,909 shares, which is 9.99% of the 5,164,253 shares outstanding on November 9, 2022

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Party Transactions

Ms. Tsui, one of our directors, has made various loans to the Company. The balance of such loans from Ms. Tsui remained $1,354,567 as of December 31, 2022 and 2021. The loans bear interest at a rate of 1% per annum and principal and interest were payable by December 31, 2022, pursuant to a loans extension confirmation letter executed by the Company and Ms. Tsui in 2021. We recognized interest expense of $13,546 and $13,546 for the years ended December 31, 2022 and 2021, respectively.

The Company received net advances totaling $0 and $1,183,414 and repaid $223,013 and $562,659 of the advances during the years ended December 31, 2022 and 2021, respectively from its Chairperson, Chief Executive Officer and Interim Chief Financial Officer as of December 31, 2022 and 2021, respectively. On July 8, 2019 the Company entered into a loan agreement to borrow cash of RMB 4,770,000 ($738,379) with its Chairperson, Chief Executive Officer and Interim Chief Financial Officer. The loan bears interest at a rate of 4.35% and is payable within one year of the loan agreement. The due date of the loan agreement was extended to July 10, 2021 and further extended to July 9, 2022, and further extended to July 9, 2023 on identical terms. Total interest expense related to the loan for the year ended December 31, 2022 and 2021 was $28,962 and $30,194.

Independence of the Board of Directors

The board of directors has determined that Gene Michael Bennett, Baowen Dong and Yingwen Zhang are “independent directors” as defined in the listing standards of NYSE American.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by B F Borgers CPA PC, our principal accountant, for professional services rendered for the audit of our annual financial statements included in our Annual Reports on Form 10-K, for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and for services in connection with statutory and regulatory filings or engagements were approximately $100,000 for the fiscal year ended December 31, 2022, and 2021.

Audit-Related Fees

We did not incur any audit-related fees during the fiscal years ended December 31, 2022 and 2021.

Tax Fees

We did not incur any tax fees during the fiscal year ended December 31, 2022.

All Other Fees

We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Pre-Approval Policies and Procedures

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by our auditors must be approved in advance by our Audit Committee to assure that such services do not impair the auditors’ independence from us. In accordance with its policies and procedures, the Audit Committee pre-approved the audit service performed by B F Borgers CPA PC, for our consolidated financial statements as of and for the year ended December 31, 2022.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

Financial Statements

The following financial statements of China Pharma Holdings, Inc. and Reports of Independent Registered Public Accounting Firms are presented in the “F” pages of this report:

(b) Exhibits

See the Exhibit Index following the signature page of this report, which Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused the Amendment to this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: ~~March 30, 2023~~[ ]	CHINA PHARMA HOLDINGS, INC.

	By:	~~/s/ Zhilin Li~~
	Name:	Zhilin Li
	Title:	Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

~~/s/ Zhilin Li~~	Chairman of the Board, President, Chief Executive Officer	~~March 30, 2023~~[ ]
~~Zhilin Li~~	(principal executive officer) and interim Chief Financial Officer (principal financial officer and principal accounting officer)

~~/s/ Heung Mei Tsui~~	Director	[ ]~~March 30, 2023~~
Heung Mei Tsui

~~/s/ Gene Michael Bennett~~	Director	~~March 30, 2023~~[ ]
Gene Michael Bennett

~~/s/ Yingwen Zhang~~	Director	[ ]~~March 30, 2023~~
Yingwen Zhang

~~/s/ Baowen Dong~~	Director	~~March 30, 2023~~[ ]
Baowen Dong

CHINA PHARMA HOLDINGS, INC.

Exhibit Index to Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2022

Exhibit No.	Description
3.1*	Amended and Restated Articles of Incorporation of the Company filed with the State of Nevada on March 1, 2023.

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on December 31, 2012).

4.1	Convertible Promissory Note dated November 17, 2021 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2021).

4.2	Description of Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to our Annual Report on Form 10-K filed on March 30, 2022).

10.1	Offer Letter dated December 12, 2018 from the Company and accepted by Ms. Heung Mei Tsui for Ms. Tsui serving as a director of the Company (incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K filed on March 28, 2019).

10.2	Offer Letter dated December 12, 2018 from the Company and accepted by Ms. Zhilin Li for Ms. Li serving as a director of the Company (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K filed on March 28, 2019).

10.3	Form of Independent Director Engagement Letter (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K filed on March 30, 2015).

10.4	Employment Agreement dated July 1, 2015 between Hainan Helpson Medical & Biotechnology Co., Ltd. and Zhilin Li (incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K filed on March 30, 2016).

10.5	Loans Extension Confirmation Letter between the Company and Heung Mei Tsui confirming the extension of the loans (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K filed on March 30, 2020).

10.6	2010 Long-Term Incentive Plan of the Company (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed on November 12, 2010).

10.7	Form of Restricted Stock Grant Agreement between the Company and the grantees under 2010 Long-Term Incentive Plan of the Company (incorporated by reference to our Current Report on Form 8-K filed on June 1, 2011).

10.8	Form of Non-Qualified Stock Option Grant Agreement between the Company and the grantees under 2010 Long-Term Incentive Plan of the Company (incorporated by reference to our Current Report on Form 8-K filed on June 1, 2011).

10.9	First Amendment to the 2010 Long-Term Incentive Plan of China Pharma Holdings, Inc. (incorporated by reference to our Proxy Statement on Schedule 14A filed on November 6, 2019).

10.10	Second Amendment to the 2010 Long-Term Incentive Plan of China Pharma Holdings, Inc. (incorporated by reference to our Proxy Statement on Schedule 14A filed on November 15, 2021).

10.11*	Loans Extension Confirmation Letter, dated December 31, 2022, between the Company and Heung Mei Tsui confirming the extension of the loans to December 31, 2023.

10.12	Securities Purchase Agreement between China Pharma Holdings, Inc. and Streeterville Capital, LLC dated November 17, 2021 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2021).

10.13	Technology Transfer Contract between Hainan Helpson Medical & Biotechnology Co., Ltd and Chengdu Bonier Medical Technology Development Co., Ltd. dated November 28, 2022 (incorporated by reference to our Current Report on Form 8-K filed on December 2, 2022)

14.1	Code of Business Conduct and Ethics (incorporated by reference to the Registration Statement on Form S-1 filed on July 11, 2008).

21.1	Subsidiaries of the Company (incorporated by reference to our Annual Report on Form 10-K filed on March 3, 2011).

23.1*	Consent of the Independent Accounting Firm.

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a) of the Exchange Act.

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a) of the Exchange Act.

32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	Interactive data files pursuant to Rule 405 of Regulation S-T

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Exhibits filed herewith.

CHINA PHARMA HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of China Pharma Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Pharma Holdings, Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred recurring losses from operations, has net current liabilities and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of long-lived assets

As described in Note 1 of the Company’s financial statements, the Company performs an annual impairment assessment of  its long-lived assets, including property, plant, and equipment, intangible assets, and operating lease right-of-use assets, or more frequently if events or circumstances indicate that the carrying values may not be recoverable.

Auditing the recoverability of long-lived assets involved complex judgment due to the significant estimation required in determining the future cash flows of the long-lived assets. Specifically, the cash flow forecasts were sensitive to significant assumptions about future market and economic conditions. Significant assumptions used in the Company’s recoverability estimates included sales volume, pricing, cost of raw materials and labor, marketing spending, general and administrative expenses, and tax rates, as applicable.

We obtained an understanding of the controls over the Company’s annual impairment assessments for long-lived assets and tested the estimated future cash flows of the long-lived assets based on our risk assessments. Our audit procedures included, among others, comparing significant inputs to observable third party and industrial sources, and evaluating the reasonableness of management’s projected financial information by comparing to observable average industry historical trends and projections, and other internal and external data. We performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the long-lived assets and assessed the historical accuracy of management’s estimates. We also assessed the Company’s disclosure of its annual impairment assessments included in Note 1.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2016.

Lakewood, Colorado

March 30, 2023

(PCAOB ID Number  5041)

CHINA PHARMA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents	$2,029,971	$4,859,059
Banker’s acceptances	13,784	91,362
Trade accounts receivable, less allowance for doubtful accounts of $16,739,527 and $18,312,707, respectively	421,531	714,475

Other receivables, less allowance for doubtful accounts of $27,149 and $32,210, respectively	29,139	29,564
Advances to suppliers	444,637	471
Inventory	2,947,787	3,339,686
Prepaid expenses	77,697	58,792
Total Current Assets	5,964,546	9,093,409

Property, plant and equipment, net	9,973,065	13,280,559
Operating lease right of use asset	39,046	127,958
Intangible assets, net	1,807,486	147,841
TOTAL ASSETS	$17,784,143	$22,649,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	$667,082	$926,749
Accrued expenses	404,807	298,452
Other payables	2,390,063	1,884,161
Advances from customers	520,295	210,028
Borrowings from related parties	2,475,840	2,779,690
Operating lease liability	40,445	85,282
Current portion of lines of credit	2,440,915	4,328,936
Convertible, redeemable note payable, net of issue discount	3,800,000	-
Total Current Liabilities	12,739,447	10,513,298
Non-current Liabilities:
Convertible, redeemable note payable, net of issue discount	-	5,250,000
Operating lease liability, net of current portion	-	44,181
Deferred tax liability	754,698	824,407
Total Liabilities	13,494,145	16,631,886
Commitments and Contingencies (Note 9)
Stockholders’ Equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value; 500,000,000 shares authorized; 7,490,896 shares and 4,733,956 shares issued and outstanding, respectively	74,909	47,340
Additional paid-in capital	28,853,520	25,645,367
Retained deficit	(36,211,496)	(32,238,655)
Accumulated other comprehensive income	11,573,065	12,563,829
Total Stockholders’ Equity	4,289,998	6,017,881
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$17,784,143	$22,649,767

The accompanying notes are an integral part of these consolidated financial statements.

CHINA PHARMA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2022	2021
Revenue	$8,104,092	$9,641,925
Cost of revenue	8,598,008	9,292,655

Gross (loss) profit	(493,916)	349,270

Operating expenses:
Selling expenses	1,069,785	1,495,007
General and administrative expenses	1,893,269	1,651,024
Research and development expenses	185,858	318,964
Bad debt benefit	(93,851)	(255,215)
Total operating expenses	3,055,061	3,209,780

Loss from operations	(3,548,977)	(2,860,510)

Other income (expense):
Interest income	10,755	3,035
Interest expense	(434,619)	(542,001)
Net other expense	(423,864)	(538,966)

Loss before income taxes	(3,972,841)	(3,399,476)
Income tax expense	-	-
Net loss	(3,972,841)	(3,399,476)
Other comprehensive income (loss) - foreign currency translation adjustment	(990,764)	218,383
Comprehensive loss	$(4,963,605)	$(3,181,093)
Loss per share:
Basic and diluted	$(0.76)	$(0.74)
Weighted average shares outstanding	5,256,855	4,612,926

The accompanying notes are an integral part of these consolidated financial statements.

CHINA PHARMA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
Balance, December 31, 2020	4,557,956	$45,580	$24,452,684	$(28,839,179)	$12,345,446	$8,004,531
Stock option compensation			15,243			15,243
Issuance of common stock in lieu of compensation	176,000	1,760	1,177,440			1,179,200
Net loss for the year	-	-	-	(3,399,476)	-	(3,399,476)
Foreign currency translation adjustment	-	-	-	-	218,383	218,383
Balance, December 31, 2021	4,733,956	47,340	25,645,367	(32,238,655)	12,563,829	6,017,881
Issuance of common stock for intangible assets	1,552,229	15,522	1,691,930	-	-	1,707,452
Stock option compensation	-	-	36,270	-	-	36,270
Issuance of common stock for services	30,000	300	41,700	-	-	42,000
Conversions of note payable to common stock	1,174,711	11,747	1,438,253	-	-	1,450,000
Net loss for the year	-	-	-	(3,972,841)	-	(3,972,841)
Foreign currency translation adjustment	-	-	-	-	(990,764)	(990,764)
Balance, December 31, 2022	7,490,896	$74,909	$28,853,520	$(36,211,496)	$11,573,065	$4,289,998

The accompanying notes are an integral part of these consolidated financial statements.

CHINA PHARMA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(3,972,841)	$(3,399,476)
Depreciation and amortization	2,700,533	3,087,820
Bad debt benefit	(93,851)	(255,215)
Stock and stock option compensation	78,270	15,243
Original issue discount accretion	-	250,000
Changes in assets and liabilities:
Trade accounts and other receivables	(170,194)	(545,534)
Advances to suppliers	(459,959)	1,798
Inventory	689,104	1,011,905
Trade accounts payable	(187,734)	(332,779)
Other payables and accrued expenses	692,190	415,309
Advances from customers	339,659	(520,414)
Prepaid expenses	(24,722)	21,505
Net Cash Used in Operating Activities	(409,545)	(249,838)

Cash Flows from Investing Activities:
Purchases of property and equipment	(401,964)	(438,055)
Net Cash Used in Investing Activities	(401,964)	(438,055)

Cash Flows from Financing Activities:
Payments of construction term loan		(2,325,039)
Payments of line of credit	(2,140,921)	(2,526,542)
Proceeds from lines of credit	564,965
Borrowings and interest from related party	28,962	1,183,414
Repayments to related party	(223,013)	(562,659)
Proceeds from convertible redeemable debt	-	5,000,000
Proceeds from lines of credit	-	3,828,564
Net Cash (Used In) Provided By Financing Activities	(1,770,007)	4,597,738

Effect of Exchange Rate Changes on Cash	(247,572)	(8,439)
Net Increase in Cash, Cash Equivalents and Restricted Cash	(2,829,088)	3,901,406
Cash and Cash Equivalents at Beginning of Period	4,859,059	957,653
Cash, Cash Equivalents and Restricted Cash at End of Period	$2,029,971	$4,859,059

Supplemental Cash Flow Information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$141,797	$218,232

Supplemental Noncash Investing and Financing Activities:
Accounts receivable collected with banker’s acceptances	$503,383	$601,021
Inventory purchased with banker’s acceptances	575,713	565,079
Right-of-use assets obtained in exchange for operating lease obligations	-	168,606
Common stock issued for intangible assets	1,707,452	-
Common stock issued for compensation	-	1,179,200

The accompanying notes are an integral part of these consolidated financial statements.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 1 ~~–~~- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations ~~–~~ - China Pharma Holdings, Inc., a Nevada corporation (the “Company”), owns 100% of Onny Investment Limited (“Onny”), a British Virgin Islands corporation, which owns 100% of Hainan Helpson Medical & Biotechnology Co., Ltd (“Helpson”), a company organized under the laws of the People’s Republic of China (the “PRC”). China Pharma Holdings, Inc. and its subsidiaries are referred to herein as the Company.

Onny acquired 100% of the ownership in Helpson on May 25, 2005, by entering into an Equity Transfer Agreement with Helpson’s three former shareholders. The transaction was approved by the Commercial Bureau of Hainan Province on June 12, 2005 and Helpson received the Certificate of Approval for Establishment of Enterprises with Foreign Investment in the PRC on the same day. Helpson received its business license evidencing its Wholly Foreign Owned Enterprise (“WFOE”) status on June 21, 2005.

Helpson is principally engaged in the development, manufacture and marketing of pharmaceutical products for human use in connection with a variety of high-incidence and high-mortality diseases and medical conditions prevalent in the PRC. All of its operations are conducted in the PRC, where its manufacturing facilities are located. Helpson manufactures pharmaceutical products in the form of dry powder injectables, liquid injectables, tablets, capsules, and cephalosporin oral solutions. The majority of its pharmaceutical products are sold on a prescription basis and all have been approved for at least one or more therapeutic indications by the National Medical Products Administration (the “NMPA”, formerly China Food and Drug Administration, or CFDA) based upon demonstrated safety and efficacy.

Liquidity and Going Concern

As of December 31, 2022, the Company had cash and cash equivalents of $2.0 million and an accumulated deficit of $36.2 million. The Company’s Chairperson, Chief Executive Officer and Interim Chief Financial Officer has advanced an aggregate of $1,121,273 as of December 31, 2022 to provide working capital and enable the Company to make the required payments related to its former construction loan facility. The Company anticipates operating losses to continue for the foreseeable future due to, among other things, costs related to the production of its existing products, debt service costs and costs of selling and administrative costs. These conditions raise substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued. To alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, management plans to enhance the sales model of advance payment, and further strengthen its collection of accounts receivable. Further, the Company is currently exploring strategic alternatives to accelerate the launch of nutrition products. In addition, management believes that the Company’s existing fixed assets can serve as collateral to support additional bank loans. While the current plans will allow the Company to fund its operations in the next twelve months, there can be no assurance that the Company will be able to achieve its future strategic alternatives raising substantial doubt about its ability to continue as a going concern.

Pursuant to the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Under ASC 205-40, the strategic alternatives being pursued by the Company cannot be considered probable at this time because none of the Company’s current plans have been finalized at the time of the issuance of these financial statements and the implementation of any such plan is not probable of being effectively implemented as none of the plans are entirely within the Company’s control. Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Reverse Stock Split ~~–~~- Effective March 6, 2023, the Company implemented a 1-for -10 reverse stock split as more fully discussed in Note 14. All share and per share disclosures have been retroactively restated to reflect the impact of the reverse stock split.

Consolidation and Basis of Presentation ~~–~~ - The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in United States dollars. The accompanying condensed consolidated financial statements include the accounts and operations of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

Helpson’s functional currency is the Chinese Renminbi. Helpson’s revenue and expenses are translated into United States dollars at the average exchange rate for the period. Assets and liabilities are translated at the exchange rate as of the end of the reporting period. Gains or losses from translating Helpson’s financial statements are included in accumulated other comprehensive income, which is a component of stockholders’ equity. Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity that is party to the transaction are included in the results of operations.

Accounting Estimates ~~-~~  - The methodology used to prepare the Company’s financial statements is in conformity with U.S. GAAP, which requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by management include, but are not limited to, the allowance for doubtful accounts, deferred tax asset valuation allowance, valuation of stock-based compensation, the useful life of property and equipment, valuation of intangible assets and the assumptions used to calculate derivative liabilities. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents ~~–~~ - Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term banker’s acceptances notes purchased with maturities of three months or less.

Trade Accounts Receivable and Allowance for Doubtful Accounts ~~–~~ - Trade accounts receivables are carried at the original invoiced amounts less an allowance for doubtful accounts. The allowances for doubtful accounts are calculated based on a detailed review of certain individual customer accounts and an estimation of the overall economic conditions affecting the Company’s customer base. The Company reviews a customer’s credit history before extending credit to the customer. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additions to the allowance would be required. A provision is made against accounts receivable to the extent they are considered unlikely to be collected. Charges (credits) to bad debt expense totaled $93,851 and $255,215 for the years ended December 31, 2022 and 2021, respectively.

Trade accounts receivable that have been fully allowed for and determined to be uncollectible are charged against the allowance in the period the determination is made. The Company charged off uncollectible trade accounts receivable balances in the amount of $0 and $0 against the allowance for the years ended December 31, 2022 and 2021, respectively. Customer balances outstanding for more than one year are allowed for at a greater rate than more current balances when calculating the allowance for doubtful accounts.

Advances to Suppliers and Advances from Customers ~~–~~ - Common practice in the PRC is to make advances to suppliers for materials and to receive advances from customers for finished products. Advances to suppliers are applied to trade accounts payable when the materials are received. Advances received from customers are applied against trade accounts receivable when finished products are sold. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would recognize bad debt expense in the period they are considered unlikely to be collected.

Inventory ~~–~~ - Inventory consists of raw materials, work in process and finished goods and is stated at the lower of cost or net realizable value. Cost is determined using a weighted average. For work in process and manufactured inventories, cost consists of raw materials, direct labor and an allocated portion of the Company’s production overhead. The Company writes down excess and obsolete inventory to its estimated net realizable value based upon assumptions about future demand and market conditions. For finished goods and work in process, if the estimated net realizable value for an inventory item, which is the estimated selling price in the ordinary course of business, less reasonably predicable costs to completion and disposal, is lower than its cost, the specific inventory item is written down to its estimated net realizable value. Net realizable value for raw materials is based on replacement cost. Provisions for inventory write-downs are included in the cost of revenues in the consolidated statements of operations. Inventories are carried at this lower cost basis until sold or scrapped.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

Leases ~~–~~- At lease commencement, the Company records a lease liability based on the present value of lease payments over the expected lease term including any options to extend the lease that the Company is reasonably certain to exercise. The Company calculates the present value of lease payments using an incremental borrowing rate as the Company’s leases do not provide an implicit interest rate. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. At the lease commencement date, the Company records a corresponding right-of-use lease asset based on the lease liability, adjusted for any lease incentives received and any initial direct costs paid to the lessor prior to the lease commencement date. The Company may enter into leases with an initial term of 12 months or less (“Short-Term Leases”). For any Short-Term Leases, the Company records the rent expense on a straight-line basis and does not record the leases on the condensed balance sheet.

After lease commencement, the Company measures its leases as follows: (i) the lease liability based on the present value of the remaining lease payments using the discount rate determined at lease commencement and (ii) the right-of-use lease asset based on the remeasured lease liability, adjusted for any unamortized lease incentives received, any unamortized initial direct costs and the cumulative difference between rent expense and amounts paid under the lease agreement. Any lease incentives received and any initial direct costs are amortized on a straight-line basis over the expected lease term. Rent expense is recorded on a straight-line basis over the expected lease term.

Valuation of Long-Lived Assets ~~–~~ - The carrying values of long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying values may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of an asset will not be recovered, it is reduced by the estimated excess of the carrying value over the projected discounted cash flows estimated to be generated by the asset. If there is uncertainty both in timing and amount, the Company will use the projected discounted cash flows to be generated by the asset. For the years ended December 31, 2022 and 2021, the Company evaluated its long-lived assets and determined that no impairment adjustments were necessary.

Property, Plant and Equipment ~~–~~ - Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expenses as incurred and major improvements are capitalized. Gains or losses on sale, trade-in or retirement are included in operations during the period of disposition. Depreciation relating to office equipment was included in general and administrative expenses, while all other depreciation was included in cost of revenue.

Revenue Recognition ~~–~~ - Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company does not disaggregate its revenue streams as the economic factors underlying the contracts are similar and provide no significant distinction. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company’s contracts are fixed price and reflect standalone pricing for each item. Due to the nature of the products sold, there are no returns. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon buyer’s designated carrier or the buyer picks up the goods at the Company’s warehouse.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all product revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adoption rules. The Company has received advance deposits for orders less than one year. These advances total $520,295 and $210,028 and are recorded as a liability on the accompanying balance sheet as “Advances from customers” as of December 31, 2022 and 2021, respectively.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

Cost of Revenues ~~–~~ - Cost of revenues includes wages, materials, depreciation, handling charges, and other expenses associated with the manufacture and delivery of products.

Research and Development ~~–~~ - Research and development expenditures are recorded as expenses in the period in which they occur.

Credit Risk ~~–~~ - The carrying amount of accounts receivable included in the balance sheet represents the Company’s exposure to credit risk in relation to its financial assets. No other financial asset carries a significant exposure to credit risk. The Company performs ongoing credit evaluations of each customer’s financial condition. The Company maintains allowances for doubtful accounts and such allowances in aggregate have not exceeded management’s estimates.

The Company has its cash in bank deposits primarily at state owned banks located in the PRC. Historically, deposits in PRC banks have been secured due to the state policy of protecting depositors’ interests. The PRC promulgated a Bankruptcy Law in August 2006, effective June 1, 2007, which contains provisions for the implementation of measures for the bankruptcy of PRC banks. Company bank accounts in China are not subject to a certain insurance coverage and will follow the provisions set forth in the PRC Bankruptcy Law should any bank where the Company has accounts declare bankruptcy.

Interest Rate Risk ~~–~~ - The Company is exposed to the risk arising from changing interest rates, which may affect the ability of repayment of existing debts and viability of securing future debt instruments within the PRC.

Basic and Diluted Loss per Common Share ~~-~~  - Basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to potentially issuable dilutive common shares.

As of December 31, 2022, the Company has potentially dilutive common shares related to the option to purchase 96,500 shares of common stock and the 126,667 shares issuable upon conversion of the Convertible Note Payable  are excluded from the computation of diluted net loss per share for all periods presented because the effect is anti-dilutive due to net losses of the Company.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13,Financial Instruments ~~–~~- Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The pronouncement will be effective for public business entities that are SEC smaller reporting company filers in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the guidance will be permitted for all entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company does not anticipate the guidance will have a material impact on its financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendment simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Accounting Standards Codification (“ASC”) 740, Income Taxes. It also clarifies certain aspects of the existing guidance to promote more consistent application, among other things. The guidance was implemented January 1, 2021 and there was no impact on the condensed consolidated financial statements.

In 2020, the Financial Accounting Standards Board issued ASU 2020-06, Debt~~—~~-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging~~—~~-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The pronouncement will be effective for public business entities that are SEC smaller reporting company filers in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early application of the guidance will be permitted for all entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted the standard during fiscal 2021.

From time to time, the FASB or other standards setting bodies issue new accounting pronouncements. Updates to the FASB ASC are communicated through issuance of ASUs. Unless otherwise discussed, the Company believes that the recently issued guidance, whether adopted or to be adopted in the future, is not expected to have a material impact on its consolidated financial statements upon adoption.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 2 - INVENTORY

Inventory consisted of the following:

	December 31,	December 31,
	2022	2021
Raw materials	1,839,641	2,131,584
Work in process	557,146	622,380
Finished goods	551,000	585,722
Total Inventory	$2,947,787	$3,339,686

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,	December 31,
	2022	2021
Permit of land use	$404,427	$441,783
Building	9,391,433	10,258,885
Plant, machinery and equipment	27,780,585	30,122,235
Motor vehicle	438,138	337,375
Office equipment	308,847	278,892
Total	38,323,430	41,439,170
Less: accumulated depreciation	(28,350,365)	(28,158,611)
Property, plant and equipment, net	$9,973,065	$13,280,559

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Asset	Life - years
Permit of land use	40 - 70
Building	20 - 49
Plant, machinery and equipment	5 - 10
Motor vehicle	5 - 10
Office equipment	3-5

Depreciation relating to office equipment was included in general and administrative expenses, while all other depreciation was included in cost of revenue. Depreciation expense was $2,663,975 and $3,049,706 for the years ended December 31, 2022 and 2021, respectively.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 4 - INTANGIBLE ASSETS

Intangible assets represent the cost of medical formulas approved for production by the NMPA. The Company did not obtain NMPA production approval for any new medical formulas during the years ended December 31, 2022 and 2021 and no costs were reclassified from advances to intangible assets during the years ended December 31, 2022 and 2021, respectively.

Approved medical formulas are amortized from the date NMPA approval is obtained over their individually identifiable estimated useful life, which range from ten to thirteen years. It is at least reasonably possible that a change in the estimated useful lives of the medical formulas could occur in the near term due to changes in the demand for the drugs and medicines produced from these medical formulas. Amortization expense relating to intangible assets was $36,558 and $38,114 for the years ended December 31, 2022 and 2021, respectively which was included in the general and administrative expenses. Medical formulas typically do not have a residual value at the end of their amortization period.

On November 28, 2022, the Company entered into a Technology Transfer Contract (the “Agreement”) with Chengdu Bonier Medical Technology Development Co., Ltd (“Bonier”). Bonier owns the know-how of a technical invention and creation of an ophthalmic oxygen enriched atomization therapeutic instrument, which has obtained a utility model patent (the “Utility Model Patent”) and applied for an invention patent (the “Invention Patent”) at the same time. Pursuant to the Agreement, Bonier will transfer the ownership of the Utility Model Patent of the technical invention and the Invention Patent application right of the invention to Helpson. Bonier or its designated third party shall provide relevant technical services in Haikou, which include but are not limited to product research and development, writing of registration materials, registration application and other technical services, with a term of ten years. Effective November 28, 2022 the Company issued 1,552,229 share of its common stock valued at $1,707,452 based on the closing market price of its common stock of $1.10 per share at that date. The Company recorded the amount as Intangible assets on the accompanying balance sheet at December 31, 2022. The value of the intangible asset will be amortized over its remaining useful life of approximately 9.7 years.

The Company will pay a service fee of 15% of the net profit of the corresponding product sales revenue, which will be paid in cash annually after it launches to the market, contingent on the successful authorization of the above mentioned Invention Patent.

The Company evaluates each approved medical formula for impairment at the date of NMPA approval, when indications of impairment are present and also at the date of each financial statement. The Company’s evaluation is based on an estimated undiscounted net cash flow model, which considers currently available market data for the related drug and the Company’s estimated market share. If the carrying value of the medical formula exceeds the estimated future net cash flows, an impairment loss is recognized for the excess of the carrying value over the fair value of the medical formula, which is determined by the estimated discounted future net cash flows. No impairment loss was recognized during the years ended December 31, 2022 and 2021, respectively.

Intangible assets consisted solely of NMPA approved medical formulas as follows:

	December 31,	December 31,
	2022	2021
Gross carrying amount	$6,554,628	$5,294,892
Accumulated amortization	(4,747,142)	(5,147,051)
Net carrying amount	$1,807,486	$147,841

The estimated aggregate annual amortization expense for each of the next five years and thereafter is as follows:

Year	Amount
2023	211,939
2024	211,939
2025	206,055
2026	176,632
2027	176,632
Thereafter	824,289
Total	$1,807,486

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 5 - OTHER PAYABLES

Other payables consisted of the following:

	December 31,	December 31,
	2022	2021
Compensation payable to officer	951,506	715,506
Compensation and interest to related parties	$372,578	$327,033
Business taxes and other	1,065,979	841,622
Total Other Payables	$2,390,063	$1,884,161

NOTE 6 - RELATED PARTY TRANSACTIONS

A member of the Company’s board of directors (“Board”) had previously advanced to the Company an aggregate amount of $1,354,567 as of December 31, 2022 and December 31, 2021 which is recorded as “Other Payables - Related Parties” on the accompanying condensed consolidated balance sheets. The advances bear interest at a rate of 1.0% per year. Total interest expense years ended December 31, 2022 and 2021 was $13,546 and $13,546, respectively. Compensation and interest payable to the board member is included in Other payables in the accompanying condensed consolidated balance sheet totaling $372,578 and $327,033 as of December 31, 2022 and 2021, respectively.

The Company received advances totaling $0 and $1,183,414 and repaid $223,013 and $562,659 of the advances during the years ended December 31, 2022 and 2021, respectively from its Chairperson, Chief Executive Officer and Interim Chief Financial Officer. Total amounts owed were $1,121,273 and $1,425,123 and are recorded as Other payables - related parties on the accompanying condensed consolidated balance sheets as of December 31, 2022 and 2021, respectively. On July 8, 2019 the Company entered into a loan agreement in exchange for cash of RMB 4,770,000 ($738,379) with its Chairperson, Chief Executive Officer and Interim Chief Financial Officer. The loan bears interest at a rate of 4.35% and is payable within one year of the loan agreement. The due date of the loan agreement has been extended annually on identical terms, and is now due July 9, 2023. Total interest expense related to the loan for the years ended December 31, 2022 and 2021 was $28,962 and $30,194, respectively. Compensation payable to the Chairperson, Chief Executive Officer and Interim Chief Financial Officer is included in Other payables in the accompanying condensed consolidated balance sheet totaling $951,506 and $715,506 as of December 31, 2022 and 2021, respectively. As discussed more fully in Note 12, on September 9, 2021 an aggregate of $1,179,200 of compensation was converted into a total of 176,000 shares of common stock at the market price of $6.70 per share from the Company’s 2010 Long-Term Incentive Plan, as amended.

NOTE 7 - LINES OF CREDIT AND CONSTRUCTION LOAN FACILITY

Lines of Credit

In April 2020, the Company obtained a line of credit from Postal Savings Bank of China for an aggregate amount of RMB 10,000,000 (approximately $1.4 million), of which RMB 5,000,000 (approximately $0.7 million) was advanced in April 2020, and RMB 3,000,000 (approximately $0.4 million) was advanced in July 2020. The loan bears interest at a rate of 4.25% per annum. Advances on the line of credit are due two years from the date of the advance. A third party company has guaranteed the loan as being a second priority creditor in the collateral in certain land use rights and buildings next to the creditor of the construction loan facility as discussed above. In addition, the Company’s Chief Executive Officer and Chair of the Board personally guaranteed the new line of credit. Total interest expense under this facility for the years ended December 31, 2022 and 2021 was $12,063 and $44,629, respectively. The Company repaid the remaining RMB 5,900,000 and RMB 1,600,000 (approximately $0.85 and $0.23 million, respectively) during the year ended December 31, 2022 and 2021, respectively as per the repayment schedule in full satisfaction of the line of credit.

On June 30, 2020 the Company obtained a line of credit with Bank of Communications for an aggregate amount of RMB 8,500,000 (approximately $1.2 million), all of which has been advanced. The loan bears interest at the rate of 4.05% per annum. The line of credit is due in one year on the anniversary date of the line of credit. In addition, the Company’s Chief Executive Officer and Chair of the Board personally guaranteed the new line of credit and pledged personal assets as collateral for the loan. On June 21, 2021 the Company paid the balance in full. On June 25, 2021 the Company entered into a new loan bearing an interest rate of 4.17%. The Company paid all principal and interest on June 21, 2022 and on June 22, 2022 entered into a new loan for the same principal amount bearing interest at 4.17% and due December 21, 2022. On December 21, 2022 the Company repaid the loan in full and entered into a new line of credit for an aggregate amount of RMB 7,300,000 (approximately $1.0 million) with interest payable monthly at a rate of 3.9%. The line of credit is payable in one year. The Company received an advance on the line of credit in the amount of RMB 3,800,000 (approximately $0.56 million) on December 30, 2022. The Company has RMB 3,500,000 (approximately $0.44 million) remaining to borrow on this line of credit. In addition, the Company’s Chief Executive Officer and Chair of the Board personally guaranteed the new line of credit and pledged personal assets as collateral for the loan. Total interest expense under this facility for the years ended December 31, 2022 and 2021 was $53,283 and $54,294, respectively.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

The Company obtained a line of credit of RMB 3,200,000 (approximately $0.5 million) from China CITIC Bank in September 2020 and obtained an advance of RMB 2,343,340 (approximately $0.3 million), and the remaining of RMB 856,660 (approximately $0.1 million) in October 2020 under this line. The loan bears interest at the rate of 4.50% per annum. In September, 2021 the Company repaid the line of credit in full. Also in September, 2021 the Company entered into a new line a credit in the amount of RMB 3,200,000 (approximately $0.8 million) on the same terms. The line of credit was due on September 2, 2022. The line of credit was paid in full on September 6, 2022. On September 9, 2022, the Company received a new line of credit in the same amount. The loan bears interest at a rate of 4.5% and is due on September 7, 2023. In addition, the Company’s Chief Executive Officer and Chair of the Board personally guaranteed the new line of credit and pledged personal assets as collateral for the loan. Total interest expense under this facility for the years ended December 31, 2021 and 2020 was $21,528 and $22,258, respectively.

On July 12, 2021, the Company obtained a short-term loan of RMB 3 million (approximately US$460,000) from Haikou HaiHongXin microfinance Co., Ltd., with a monthly interest rate of 1.5%. The company paid off the loan in September 2021. Total interest paid on this loan was $0 and $16,051 for the years ended December 31, 2022 and 2021, respectively. This loan was guaranteed by Haikou Financing Guarantee Company.

On September 18, 2021 the Company obtained a line of credit for RMB 10,000,000 (approximately $1.54 million) with Bank of China. The loan bears interest at the rate of 3.85% per annum. The line of credit was paid in full on the due date of September 18, 2022. On September 30, 2022 the Company received a new line of credit in the same amount. The loan bears interest at the rate of 3.45% and is due September 28, 2023. The loan is collateralized by the Company’s new production facility and the included production line equipment and machinery. In addition, the Company’s Chief Executive Officer and Chair of the Board personally guaranteed the new line of credit. Total interest paid on this loan was $54,923 and $15,582 for the years ended December 31, 2022 and 2021, respectively.

Principal payments required for the remaining terms of the lines of credit as of December 31, 2022 are as follows:

Year	Lines of Credit
2023	$2,440,915
$2,440,915

The Company obtained a construction loan facility from Bank of China, dated June 21, 2013, in the aggregate amount of RMB 80,000,000 (approximately $13 million). The loan facility was for an eight-year term, which commenced on July 11, 2013, the initial draw-down date. The proceeds of the loan were used for and are collateralized by the construction of the Company’s new production facility and the included production line equipment and machinery. The interest rate was 5.39% during the year ended December 31, 2021. During the year ended December 31, 2021, the Company repaid all the remaining principal payments due under the loan in the amount of $2,325,039 (RMB 15,000,000).

Fair Value of Lines of Credit - Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the carrying amounts of the construction loan facility outstanding as of December 31, 2022 and December 31, 2021 approximated its fair value because the underlying instrument bears an interest rate that approximated current market rates.

NOTE 8 - CONVERTIBLE NOTE PAYABLE

On November 17, 2021, the Company entered into a Securities Purchase Agreement (the “Agreement”) pursuant to which the Company issued an unsecured convertible promissory note (the “Note”) to an institutional accredited investor Streeterville Capital, LLC (the “Investor”). The Note matures fifteen months after the purchase price of the Note is delivered from the Investor to the Company (the “Purchase Price Date”). The Note was due on February 17, 2023. The parties are in negotiation in extending the Note. No event of default has occurred as of the date herein. The Note has the original principal amount of $5,250,000 and Investor gave consideration of $5,000,000, reflecting original issue discount of $250,000. The transaction contemplated under the Agreement was closed on November 19, 2021 and the Company anticipates using the proceeds for general working capital purposes.

The Note was convertible into 350,000 shares of the Company’s common stock at a price of $15.00 per share through April 19, 2022. Thereafter, the Note is convertible into 175,000 shares at a price of $30.00 per share.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

Interest accrues on the outstanding balance of the Note at 5% per annum compounded daily. Upon the occurrence of an Event of Default as defined in the Note, interest accrues at the lesser of 22% per annum or the maximum rate permitted by applicable law. In addition, upon any Event of Default, the Investor may accelerate the outstanding balance payable under the Note, which will increase automatically upon such acceleration by 15% or 5%, depending on the nature of the Event of Default.

Pursuant to the terms of the Agreement and the Note, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger with or into another entity (excerpt for a reincorporation merger), disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of a fundamental transaction without Investor’s prior written consent will be deemed an Event of Default.

Investor may redeem all or any part the outstanding balance of the Note, subject to $500,000 per calendar month, at any time after one hundred twenty-one (121) days from the Purchase Price Date upon three trading days’ notice, in cash or converting into shares of the Company’s common stock, at a price equal to 85% multiplied by the lowest daily volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion, subject to certain adjustments and ownership limitations specified in the Note. The Note provides for liquidated damages upon failure to comply with any of the terms or provisions of the Note. The Company may prepay the outstanding balance of the Note with the Investor’s consent. At inception, the Note was redeemable into 881,143 shares based on the lowest volume weighted average price of $5.95817 on the inception date of November 19, 2021. As of December 31, 2022, the Note was convertible into 3,836,070 shares of common stock based on 85% of the lowest volume weighted average price of $0.9910 on that date.

The original issue discount of $250,000 was fully earned at the inception of the Note, and accordingly was recognized as interest expense in the accompanying statement of operations for the year ended December 31, 2021. Total interest expense for the years ended December 31, 2022 and 2021 was $250,314 and $279,979, respectively.

On March 21, 2022 the Investor delivered its notice of redemption for $100,000 of the Note at the lowest volume weighted average price of $3.113 during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 32,123 shares of common stock to the Investor on March 23, 2022.

On March 30, 2022 the Investor delivered its notice of redemption for $200,000 of the Note and related interest at the price of $3.129, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 63,918 shares of common stock to the Investor on March 31, 2022.

On June 9, 2022 the Investor delivered its notice of redemption for $200,000 of the Note and related interest at the price of $1.98, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 101,010 shares of common stock to the Investor on June 13, 2022.

On August 3, 2022 the Investor delivered its notice of redemption for $200,000 of the Note and related interest at the conversion price of $1.755, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 113,960 shares of common stock to the Investor on August 4, 2022.

On October 17, 2022 the Investor delivered its notice of redemption for $100,000 of the Note and related interest at the conversion price of $1.12, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 89,286 shares of common stock to the Investor on October 18, 2022.

On December 1, 2022 the Investor delivered its notice of redemption for $100,000 of the Note and related interest at the conversion price of $0.829, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 120,627 shares of common stock to the Investor on December 2, 2022.

On December 5, 2022 the Investor delivered its notice of redemption for $310,000 of the Note and related interest at the conversion price of $0.829, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 373,945 shares of common stock to the Investor on December 6, 2022.

On December 13, 2022 the Investor delivered its notice of redemption for $90,000 of the Note and related interest at the conversion price of $0.91, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 98,901 shares of common stock to the Investor on December 14, 2022.

On December 14, 2022 the Investor delivered its notice of redemption for $150,000 of the Note and related interest at the conversion price of $0.829, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 180,905 shares of common stock to the Investor on December 15, 2022.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 9 - LEASES

The Company has leases for certain office and production facilities in the PRC which are classified as operating leases. The leases contain payment terms for fixed amounts. Options to extend are recognized as part of the lease liabilities and recognized as right to use assets when management estimates to renew the lease. There are no residual value guarantees, no variable lease payments, and no restrictions or covenants imposed by leases. The discount rate used in measuring the lease liabilities and right of use assets was determined by reviewing the Company’s incremental borrowing rate at the initial measurement date. For the years ended December 31, 2022 and 2021, operating lease cost was $78,092 and $92,085, respectively and cash paid for amounts included in the measurement of lease liabilities for operating cash flows from operating leases was $82,015 and $98,845, respectively. As of December 31, 2022 and 2021, the Company reported operating lease right of use assets of $39,046 and $127,958, respectively and operating use liabilities of $40,445 and $85,282, respectively. As of December 31, 2022, its operating leases had a weighted average remaining lease term of 0.50 years and a weighted average discount rate of 4.75%.

Minimum lease payments for the Company’s operating lease liabilities were as follows for the twelve month periods ended December 31:

2023	$41,007
Total undiscounted cash flows	41,007
Less: Imputed interest	(562)
40,445
Less: Operating lease liabilities, current portion	(40,445)
Operating lease liabilities, net of current portion	$-

The Company has leases with terms less than one year for certain provincial sales offices that are not material.

NOTE 10 - INCOME TAXES

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Liabilities are established for uncertain tax positions expected to be taken in income tax returns when such positions are judged to meet the “more-likely-than-not” threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of other expenses. Through December 31, 2022, the Company has not identified any uncertain tax positions that it has taken. U.S. income tax returns for the years ended December 31, 2019 through December 31, 2022 and the Chinese income tax return for the year ended December 31, 2022 are open for possible examination.

Under the current tax law in the PRC, the Company is and will be subject to the enterprise income tax rate of 25%.

There was no provision for income taxes for the years ended December 31, 2022 and 2021, respectively due to continued net losses of the Company.

Following is a reconciliation of income taxes calculated at the federal statutory rates to the provision for income taxes:

	Years Ended December 31,
	2022	2021
(Benefit) tax at statutory rate of 25%	$(973,717)	$(849,869)
Prior year refund received	-	-
Other, primarily the difference in U.S. tax rates	8,416	8,440
Change in valuation allowance	965,301	841,429
Income tax expense	$-	$-

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

The temporary differences which give rise to the deferred income tax assets and liability are as follows:

	December 31,
	2022	2021
Deferred income tax assets:
Allowance for doubtful trade receivables	$4,184,882	$4,578,177
Allowance for doubtful other receivables	6,787	8,052
Inventory obsolescence reserve	34,921	137,549
Stock compensation	3,201	3,201
Expenses not deductible in current year	1,087,328	1,187,760
Advances for intangible assets impairment	9,782,172	10,685,714
Lease liability, net	349	376
PRC net operating loss carry forward	5,036,114	5,779,437
U.S. net operating loss carry forward	1,849,800	1,602,243
Total deferred income tax assets	21,985,554	23,982,509
Valuation allowance	(21,985,554)	(23,982,509)
Net deferred income tax asset	$-	$-
Deferred income tax liability:
Intangible assets	$754,698	$824,407

As of December 31, 2022, the Company had net operating loss carryforwards for PRC tax purposes of approximately $20.1 million which are available to offset any future taxable income through 2026. Approximately $6.0 million of these carryforwards expired in December 2022. The Company also has net operating losses for United States federal income tax purposes of approximately $8.7 million of which $5.1 million is available to offset future taxable income, if any, through 2039, and $3.7 million are available for carryforward indefinitely subject to a limitation of 80% of taxable income for each tax year.

U.S. federal tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. Tax Reform”), was signed into law on December 22, 2017. The U.S. Tax Reform significantly modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a territorial tax system with a one-time transition tax on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible or tax loss carry forwards are utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods on which the deferred tax assets are deductible or can be utilized, management believes it is not likely for the Company to realize all benefits of the deferred tax assets as of December 31, 2022 and 2021. Therefore, the Company provided for a valuation allowance against its deferred tax assets of $21,985,554 and $23,982,509 as of December 31, 2022 and 2021, respectively.

The Company also incurred various other taxes, comprised primarily of business taxes, value-added taxes, urban construction taxes, education surcharges and others. Any unpaid amounts are reflected on the balance sheets as accrued taxes payable.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 11 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows: Level 1 - Quoted prices in active markets for identical assets or liabilities; Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data; and Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses fair value to measure the value of the banker’s acceptance notes it holds as of December 31, 2022 and 2021. The banker’s acceptance notes are recorded at cost which approximates fair value. The Company held the following assets and liabilities recorded at fair value:

		Fair Value Measurements at
		Reporting Date Using
Description	December 31, 2022	Level 1	Level 2	Level 3
Banker’s acceptance notes	$13,784	$-	$13,784	$-
Total	$13,784	$-	$13,784	$-

		Fair Value Measurements at
		Reporting Date Using
Description	December 31, 2021	Level 1	Level 2	Level 3
Banker’s acceptance notes	$91,362	$-	$91,362	$-
Total	$91,362	$-	$91,362	$-

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 12 - STOCKHOLDERS’ EQUITY

The Company is authorized to issue 500,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The preferred stock may be issued in series with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Company’s Board.

According to relevant PRC laws, companies registered in the PRC, including the Company’s PRC subsidiary, Helpson, are required to allocate at least 10% of their after tax income, as determined under the accounting standards and regulations in the PRC, to statutory surplus reserve accounts until the reserve account balances reach 50% of the company’s registered capital prior to their remittance of funds out of the PRC. Allocations to these reserves and funds can only be used for specific purposes and are not transferrable to the parent company in the form of loans, advances or cash dividends. The amount designated for general and statutory capital reserves is $8,145,000 at December 31, 2022 and 2021.

2010 Incentive Plan

On November 12, 2010, the Company’s Board adopted the Company’s 2010 Incentive Plan (the “Plan”), which was then approved by stockholders on December 22, 2010. On October 17, 2019, the Board of Directors approved the First Amendment to the 2010 Incentive Plan (the “Amendment”), pursuant to which the term of the 2010 Incentive Plan was extended to December 31, 2029. The Amendment was adopted by the stockholders on December 19, 2019. On October 25, 2021, the Board of Directors approved, and on December 27, 2021 our stockholders adopted the Amendment No.2 to the Plan to increase the number of shares of the Common Stock, that are reserved thereunder by 500,000 shares from 400,000 shares to 900,000 shares. On October 27, 2022 the Board of Directors approved and on December 27, 2022, the stockholders adopted the Amended and Restated 2010 Long Term Incentive Plan to increase the number of shares of common stock that are reserved thereunder by an additional 500,000 shares from 900,000 to 1,400,000. The Plan gave the Company the ability to grant stock options, restricted stock, stock appreciation rights and performance units to its employees, directors and consultants, or those who will become employees, directors and consultants of the Company and/or its subsidiaries. The Plan currently allows for equity awards of up to 1,400,000 shares of common stock. Through December 31, 2022, there were 490,000 shares of stock and stock options granted under the Plan. A total of 66,500 options were outstanding as of December 31, 2022 under the Plan. As such, there are 910,000 additional shares available for issuance under the Plan.

On October 3, 2022 the Company issued 30,000 shares of common stock pursuant to a contract with a consultant to the Company for services. The Company recorded compensation expense totaling $42,000 based on the closing market price of its common stock of $1.40 per share on the issuance date. The contract also calls for the issuance of up to 90,000 additional shares of common stock contingent upon the achievement of certain milestones as described in the contract. At December 31, 2022 these milestones had not been met.

On October 4, 2022 the Company issued an option to purchase 60,000 shares of common stock at an exercise price at $5.60 per share, under the Plan to the same consultant in the preceding paragraph. The Option vests immediately and expires on October 3, 2027. The fair value of the options granted of $36,270 was calculated using the Black-Scholes option valuation model using the closing market price of $1.50 per share, volatility of 115.5%, risk free interest rate of 3.84% and an expected life of 2.5 years. The value was charged to general and administrative expenses on the accompanying Statement of Operations for the year ended December 31, 2022.

On September 9, 2021 the Company issued an aggregate of 176,000 fully vested shares of common stock at the price of $6.70 per share, representing the closing market price on that date to its Chairperson, Chief Executive Officer and Interim Chief Financial Officer under the Plan, as amended, to partially offset certain unpaid cash compensation totaling $1,179,200.

Also on September 9, 2021 the Company issued an option to purchase 6,500 shares of common stock at an exercise price at $14.70 per share, under the Plan. The Option vests immediately and expires on September 9, 2024. The fair value of the options granted of $15,243 was calculated using the Black-Scholes option valuation model using the closing market price of $6.70 per share, volatility of 118.4%, risk free interest rate of 0.75% and an expected life of 1.5 years. The value was charged to general and administrative expenses on the accompanying Statement of Operations for the year ended December 31, 2021.

On December 23, 2020 the Board approved the issuance of 200,000 shares of common stock from the Company’s 2010 Long-Term Incentive Plan, as amended for the partial conversion of unpaid compensation totaling $864,480 to the Chairperson, Chief Executive Officer and Interim Chief Financial Officer.

As of December 31, 2022, there was no remaining unrecognized compensation expense related to stock options or restricted stock grants.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 13 - RISKS & UNCERTAINTIES

Current vulnerability due to certain concentrations

For the year ended December 31, 2022, no customer accounted for more than 10% of sales and three customers accounted for 52.9%, 11.4% and 10.4% of accounts receivable. Two suppliers accounted for 21.7% and 11.1% of raw material purchases, and three different products accounted for 29.2%, 27.3% and 12.5% of revenue.

For the year ended December 31, 2021, no customer accounted for more than 10% of sales and three customers accounted for 52.1%, 11.2% and 10.2% of accounts receivable. Three suppliers accounted for 24.8%, 12.7% and 11.8% of raw material purchases, and three different products accounted for 20.7%, 17.7% and 13.5% of revenue.

Nature of Operations

Impact from the New Coronavirus Global Pandemic (“COVID-19”) - Although the outbreak of COVID-19 since the first quarter 2020 has been under control, and China has returned to normal production and social life in an orderly manner, China is still encountering frequent resurgences in many of the major cities. For now, these resurgences have not caused material impact to our daily operations. However, we cannot guarantee subsequent resurgence will not have any material effect on the operation of the Company.

Economic environment - Substantially all of the Company’s operations are conducted in the PRC, and therefore the Company is subject to special considerations and significant risks not typically associated with companies operating in the United States of America. These risks include, among others, the political, economic and legal environments and fluctuations in the foreign currency exchange rate. The Company’s results from operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The unfavorable changes in global macroeconomic factors may also adversely affect the Company’s operations.

In addition, all of the Company’s revenue is denominated in the PRC’s currency of Renminbi (RMB), which must be converted into other currencies before remittance out of the PRC. Both the conversion of RMB into foreign currencies and the remittance of foreign currencies abroad require approval of the PRC government.

CHINA PHARMA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 14 - SUBSEQUENT EVENTS

On January 5, 2023 the Investor delivered its notice of redemption for $150,000 of the Note and related interest at the conversion price of $0.763, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 196,592 shares of common stock to the Investor on January 6, 2023.

On January 18, 2023 the Investor delivered its notice of redemption for $250,000 of the Note and related interest at the conversion price of $0.763, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 327,654 shares of common stock to the Investor on January 19, 2023.

On March 2, 2023 the Investor delivered its notice of redemption for $250,000 of the Note and related interest at the conversion price of $0.575, which was 85% of the lowest volume weighted average price during the ten trading days immediately preceding the applicable redemption conversion. Accordingly, the Company issued a total of 434,783 shares of common stock to the Investor on March 9, 2023.

Effective March 6, 2023 the Company implemented a 1-for-10 reverse split of its common stock. The reverse stock split was approved by the Company’s Board of Directors through unanimous written consent and the Company’s stockholders at its Annual Meeting for the fiscal year ended on December 31, 2021, which was held on December 27, 2022. Upon the effectiveness of the reverse stock split, every 10 shares of the Company’s issued and outstanding common stock were automatically converted into one share of issued and outstanding common stock. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded up to the next whole number. The reverse stock split affects all stockholders uniformly and does not alter any stockholder’s percentage interest in the Company’s outstanding common stock, except for adjustments that may result from the treatment of fractional shares. All share and per share amounts have been retroactively restated for the years ended December 31, 2022 and 2021.